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Exhibit 20.1

      May 6, 2004

TO THE SHAREHOLDERS OF BALLARD POWER SYSTEMS INC.

You are cordially invited to attend the Annual Meeting of Shareholders of Ballard Power Systems Inc. on June 21, 2004 at 1:00 p.m. (Pacific time) at the Hilton Vancouver Metrotown, 6083 McKay Avenue, Burnaby, British Columbia. The attached Notice of Annual Meeting and Management Proxy Circular provides details of the business to be conducted at the Annual Meeting. A copy of our Annual Report to Shareholders is also enclosed.

        We look forward to reviewing with you our significant achievements for 2003 and discussing our 2004 goals. We will have displays of our fuel cell products and technology on hand, as well as employee specialists to answer your questions. If you are unable to attend our Annual Meeting, you are welcome to visit our web site at www.ballard.com where you can listen to the live proceedings. The webcast will be archived for replay on our web site following our Annual Meeting.

        Whether or not you plan to attend the Annual Meeting, please complete, sign, date and return the enclosed form of proxy in accordance with the instructions in the form of proxy and in the Management Proxy Circular. Please note that unregistered shareholders must follow specific procedures outlined in the Notice of Annual Meeting and Management Proxy Circular in order to vote in person at the meeting.

        At our Annual Meeting, I will be stepping down from the board after 15 years with Ballard, including 14 as Chief Executive Officer and five as Chairman. This change is consistent with Ballard's commitment to best practices in corporate governance, which recommend that former CEOs not continue to hold board positions. While I look back on our accomplishments with pride, I look forward with confidence and optimism in the capabilities of the board and the management team to lead Ballard to greater heights. I will cherish the fond memories of achievements, which positioned the company as the world leader in fuel cells, flowing directly from the passion, drive, dedication, commitment and perseverance of the Ballard team. It certainly was my good fortune and privilege to be part of such an accomplished team.

We look forward to your participation at our Annual Meeting.

Yours Sincerely,

"Firoz Rasul"

FIROZ RASUL
Chairman of the Board

BALLARD POWER SYSTEMS INC.
4343 North Fraser Way
Burnaby, B.C., Canada V5J 5J9

NOTICE OF ANNUAL MEETING

TO OUR SHAREHOLDERS:

        Our 2004 Annual Meeting (the "Meeting") will be held at the Hilton Vancouver Metrotown, 6083 McKay Avenue, Burnaby, B.C., on June 21, 2004 at 1:00 p.m. (Pacific standard time) for the following purposes:

  1.
  To receive the report of our directors;

  2.
  To receive our audited financial statements for the financial year ended December 31, 2003, and the report of our auditors thereon;

  3.
  To elect our directors for the ensuing year;

  4.
  To appoint our auditors for the ensuing year and to authorize our audit committee of the board of directors to fix the remuneration of the auditors;

  5.
  To consider any amendment to or variation of a matter identified in this Notice; and

  6.
  To transact such other business as may properly come before the Meeting or any adjournment thereof.

        A detailed description of the matters to be dealt with at the Meeting and a copy of our 2003 Annual Report accompany this Notice. Our consolidated financial statements for the year ended December 31, 2003 and the report of our auditors thereon are included in the Annual Report.

        If you are unable to attend the Meeting in person and wish to ensure that your shares will be voted at the Meeting, you must complete, date and execute the enclosed form of proxy and deliver it by hand or by mail in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular accompanying this Notice.

        If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that your shares will be voted at the Meeting.

        DATED at Burnaby, British Columbia, May 6, 2004.

                      BY ORDER OF THE BOARD

                      "Noordin S.K. Nanji"
                      Noordin S.K. Nanji
                       Vice-President, Corporate Strategy & Development
                      and Corporate Secretary

BALLARD POWER SYSTEMS INC.
4343 North Fraser Way
Burnaby, B.C.
V5J 5J9

MANAGEMENT PROXY CIRCULAR
as at May 6, 2004

        The board of directors of Ballard Power Systems Inc. is delivering this proxy circular to you in connection with the solicitation of your proxy for use at the annual meeting of shareholders to be held on June 21, 2004. In this proxy circular, unless the context otherwise requires, all references to "Ballard", "we", "us" and "our" refer to Ballard Power Systems Inc.

GENERAL PROXY INFORMATION

Who Can Vote

        Recorded holders of our common shares (the "common shares") on May 6, 2004 can vote at the annual meeting. Each common share has the right to one vote.

        As of May 6, 2004, 118,385,091 of our common shares are outstanding. To the knowledge of our directors and officers, as of May 6, 2004, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to our outstanding shares other than

  •
  DaimlerChrysler AG ("DaimlerChrysler"), which currently owns 19,654,604 common shares, representing 16.60% of our outstanding common shares, and

  •
  Ford Motor Company ("Ford"), which currently owns 22,155,041 common shares, representing 18.71% of our outstanding common shares.

        The ability of DaimlerChrysler and Ford to vote their common shares on the election of directors is restricted. See "Election of Directors".

How You Can Vote

        If you are a registered shareholder, you may vote your common shares either by attending the annual meeting in person or, if you do not plan to attend the annual meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this proxy circular.

        If you are an unregistered shareholder (your common shares are held in "street name" because they are registered in the name of a stockbroker or financial intermediary), you must follow the special procedures listed below if you wish to vote at the annual meeting:

  •
  To vote in person — insert your name in the space provided in the proxy for the appointment of a person, other than the persons named in the proxy, as proxy holder and deposit the proxy; or

  •
  If you do not plan to attend the annual meeting — vote by proxy by following the instructions included in the proxy provided to you by your stockbroker or financial intermediary.

        In either case, please ensure that you deliver your proxy in the manner described in this proxy circular or as instructed by your stockbroker or financial intermediary. If you are an unregistered shareholder and do not follow these special procedures and attend the annual meeting, you will not be entitled to vote at the annual meeting.

Solicitation of Proxies

        We are soliciting proxies primarily by mail, but our directors, officers and employees may solicit proxies personally, by telephone, by facsimile transmission or by other means of electronic communication. We pay all costs of soliciting proxies.

Appointment and Revocation of Proxies

        The persons named in the accompanying form of proxy are our Chairman of the Board and our President & Chief Executive Officer. You may also appoint some other person (who need not be a shareholder of Ballard) to represent you at the annual meeting either by inserting such other person's name in the blank space provided in the form of proxy or by completing another suitable form of proxy. A proxy will not be valid unless the completed form of proxy is delivered to Computershare Trust Company of Canada ("Computershare Trust"), Proxy Department, by mail or by hand at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

        You can revoke your proxy by

  •
  providing a written notice of revocation to Computershare Trust before 10:00 a.m. on June 18, 2004,

  •
  providing a written notice of revocation to us before the end of business on June 18, 2004 at our registered office, which is located at the offices of Stikeman Elliott LLP, 1700 - 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 Canada,

  •
  advising the Chairman of the annual meeting that you are voting in person at the annual meeting, or

  •
  any other manner provided by law.

        Your revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Exercise of Discretion

        The nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with your instructions. The proxy grants the nominees the discretion to vote on

  •
  each matter or group of matters identified in the proxy where you do not specify how you want to vote,

  •
  any amendment to or variation of any matter identified in the proxy, and

  •
  any other matter that properly comes before the annual meeting.

        If you do not specify a choice in your proxy, your shares will be voted for the approval of each matter described in this proxy circular to be voted on at the annual meeting.

        As of the date of this proxy circular, we know of no amendment, variation or other matter that may come before the annual meeting, but if any amendment, variation or other matter properly comes before the meeting, each nominee named in the proxy intends to vote in accordance with the nominee's best judgment.

ELECTION OF DIRECTORS

        Our board of directors will have 12 members. Eight directors will be elected by you at the annual meeting and four additional directors will be appointed after the annual meeting by two of our key shareholders, DaimlerChrysler and Ford. DaimlerChrysler and Ford have separate appointment rights under certain agreements they have entered into with us. You cannot vote on the nominees that will be appointed by DaimlerChrysler and Ford. Each elected director will hold office until the end of our next annual meeting, or if no director is then elected, until a successor is elected or until the director resigns.

        Our current Chairman of the Board, Firoz Rasul, will not be standing for re-election to the board this year. During 2003, Institutional Shareholder Services, the parent company of Fairvest, and the Canadian Coalition for Good Governance each published a set of corporate governance standards which recommended that former chief executive officers should not remain on the board of directors and that the chair of the board should be an independent director. Mr. Rasul joined Ballard as Chief Executive Officer in 1989 and has been responsible for leading us through many significant changes during our growth. Our Corporate Governance Committee extensively discussed the matter of Mr. Rasul's continuation on the board, with an aim to balancing best corporate governance practices with our needs, as well as Mr. Rasul's personal wishes. The Corporate Governance Committee and Mr. Rasul jointly determined that Mr. Rasul would step down at the annual meeting, but that he would remain involved in an advisory role supporting our efforts with regards to government policy and funding and external affairs. During 2004 Mr. Rasul assumed the role of Chairman of the California Fuel Cell Partnership (a government/industry collaboration to demonstrate the potential for fuel cell powered vehicles as a safe, clean and efficient alternative to existing internal combustion engines) and has been appointed Chairman of the Hydrogen Highway™ (a partnership of the Canadian government and the fuel cell and hydrogen sector to demonstrate technology and products) on our behalf.

A. Charles Baillie Director Since: Committee: Principal Occupation: Recent Business Experience:

2002

Corporate Governance (Chair)

Retired

Mr. Baillie was the Chairman of Toronto Dominion Bank (financial services) from 1998 until 2003. From 1998 until December 2002 he was Chairman and Chief Executive Officer.
Other board memberships: (current)

Canadian National Railway Company
Dana Corporation
George Weston Limited
Quebecor World Inc.
Telus Corporation
Chancellor, Queen's University
President, Art Gallery of Ontario, Board of Trustees
Canadian Council of Chief Executives (Honourary Chair)
Advisory Council, Canada's National History Society
(past)	The Toronto-Dominion Bank TD Waterhouse Group, Inc. ChevronTexaco Inc. Cadillac-Fairview Corp. Aetna Life Ins. Co. of Canada (now Maritime Life)
Number of Directors' Meetings Attended in 2003:	5 of 6
Fees Paid in 2003(2):	$25,067
Number of Shares Held:	3,793
Number of Deferred Share Units ("DSUs") Held:	3,621
Residence:	Canada

Ian Bourne Director Since: Committee: Principal Occupation: Recent Business Experience:

2003

Audit

Executive Vice President and Chief Financial Officer of TransAlta Corporation

Mr. Bourne has been the Executive Vice President and Chief Financial Officer of TransAlta Corporation (electricity generation and marketing) since 1998.
Other board memberships: (current)	TransAlta Power LP TransAlta CoGen LP
(past)	Purolator Courier Ltd.
Number of Directors' Meetings Attended in 2003(1):	4 of 4
Fees Paid in 2003(2):	$17,150
Number of Shares Held:	1,824
Number of DSUs Held:	2,186
Residence:	Canada

Dennis Campbell Director Since: Principal Occupation: Recent Business Experience:

2003

President & Chief Executive Officer of Ballard

Mr. Campbell has been our President & Chief Executive Officer since March 2003. From July 2002 (when he joined Ballard) to March 2003, he was our President and Chief Operating Officer. Before joining Ballard, Mr. Campbell was President and Chief Executive Officer of Home Care Industries (filter manufacturer) (2000-2002), and President and Chief Executive Officer of Nash Engineering (vacuum systems and gas compressor industry) (1997-1999).
Other board memberships: (past)	Home Care Industries, Inc. Nash Engineering Inc. Junior Achievement of the Upper Midwest
Number of Directors' Meetings Attended in 2003:	6 of 6
Fees Paid in 2003:	Nil
Number of Shares Held:	21,255
Number of DSUs Held:	Nil
Residence:	Canada

Ed Kilroy Director Since: Committee: Principal Occupation: Recent Business Experience:

2002

Management Development, Nominating & Compensation

President of IBM Canada Ltd.

Mr. Kilroy has been the President of IBM Canada Ltd. (information technology) since May 2001. Before May 2001 he was General Manager of e-Commerce Solutions of IBM Canada Ltd. (1999-2001) and Chief Executive Officer of IBM Australia (1998-1999).
Other board memberships: (current)	Conference Board of Canada Canadian Council of Chief Executives
Number of Directors' Meetings Attended in 2003:	6 of 6
Fees Paid in 2003(2):	$25,067
Number of Shares Held:	824
Number of DSUs Held:	2,036
Residence:	Canada

Denise Morrison Director Since: Committee: Principal Occupation: Recent Business Experience:

2002

Audit

President of Global Sales & Chief Customer Officer of Campbell Soup Company

Ms. Morrison has been President of Global Sales and Chief Customer Officer of Campbell Soup Company since April 2003. Prior to joining Campbell Soup Company, Ms. Morrison served as Executive Vice President and General Manager, Snacks Division of Kraft Foods, Inc. (food and beverage) (October 2001 – March 2003). Before October 2001 she was Executive Vice President, General Manager, Confections Division of Kraft Foods, Inc. (January 2001 – September 2001) and Senior Vice President, General Manager Sales and DTS of Nabisco Foods Inc. (food and beverage) (March 1998 – December 2000).
Other board memberships: (current)	New Jersey Women's Forum Food Industry Crusade Against Hunger Students in Free Enterprise
Number of Directors' Meetings Attended in 2003:	6 of 6
Fees Paid in 2003(2):	$35,811
Number of Shares Held:	2,765
Number of DSUs Held:	2,718
Residence:	United States

John Sheridan Director Since: Committee: Principal Occupation: Recent Business Experience:

2001

Management Development, Nominating & Compensation (Chair), Corporate Governance

Corporate Director

Mr. Sheridan was the President and Chief Operating Officer of Bell Canada (telecommunication services) from October 2001-2003. Before October 2001 he was Vice-Chairman, Market Groups of Bell Canada (1999-2001).
Other board memberships: (current)	Conference Board of Canada Aliant Inc.
(past)	Bell Canada Bell Sygma UK Ltd. Encom Cable TV & Telecommunications plc Manitoba Telecom Services Inc. Sun Media Corp. Ltd.
Number of Directors' Meetings Attended in 2003:	6 of 6
Fees Paid in 2003(2):	$36,067
Number of Shares Held:	1,294
Number of DSUs Held:	2,217
Residence:	Canada

Mark Suwyn Director Since: Committee: Principal Occupation: Recent Business Experience:

2003

Management Development, Nominating &
Compensation

Chairman and Chief Executive Officer of Louisiana-Pacific Corporation

Mr. Suwyn has been Chairman and Chief Executive Officer of Louisiana-Pacific Corporation (building products) since 1996.
Other board memberships: (current)	Louisiana Pacific Corporation Hope College Board of Trustees Unocal Corporation
(past)	International Paper Company Neil Kelly Cabinets Junior Achievement Inc. Junior Achievement International The Nature Conservancy of Oregon Scitex Corporation Ltd.
Number of Directors' Meetings Attended in 2003(1):	4 of 4
Fees Paid in 2003(2):	$25,854
Number of Shares Held:	1,130
Number of DSUs Held:	2,718
Residence:	United States

Douglas W. G. Whitehead Director Since: Committees: Principal Occupation: Recent Business Experience:

1998

Audit (Chair), Corporate Governance

President and Chief Executive Officer of Finning International Inc.

Mr. Whitehead has been the President and Chief Executive Officer of Finning International Inc. (heavy equipment reseller) since April 2000. From January 1999 until April 2000 he was the President and Chief Operating Officer of Finning International Inc. Before joining Finning International Inc., Mr. Whitehead was the President and Chief Executive Officer of Fletcher Challenge Canada Ltd. (forest products) (1992-1998).
Other board memberships: (current)	Belkin Enterprises Ltd. Conference Board of Canada Finning International Inc. Terasen Inc.
(past)	Finlay Forest Industries Inc. Fletcher Challenge Canada TimberWest Forest Ltd. Canadian Pulp and Paper Association British Columbia Pulp and Paper Employee Relations Forum
Number of Directors' Meetings Attended in 2003:	5 of 6
Fees paid in 2003(2):	$36,267
Number of Shares Held:	2,383
Number of DSUs Held:	2,360
Residence:	Canada

(1)
Elected in May 2003.

(2)
Fees paid from January 1, 2003 — December 31, 2003 before statutory deductions. All amounts paid to Ms. Morrison and Mr. Suwyn are converted from US dollars to Canadian dollars at a rate of US $1 = Cdn $1.4154 which was the average annual exchange rate for 2003.

        Directors to be appointed by DaimlerChrysler and Ford.    As part of the terms of an alliance (the "Alliance") among Ballard, DaimlerChrysler and Ford, we have granted each of DaimlerChrysler and Ford certain rights to elect a number of directors in proportion to its percentage ownership interest in us. DaimlerChrysler and Ford hold approximately 16.60% and 18.71%, respectively, of our outstanding common shares. However, for the purpose of determining the number of directors that may be appointed by DaimlerChrysler, it is deemed to own an additional 7,613,212 common shares that will be issued to

DaimlerChrysler at the closing of our purchase of DaimlerChrysler's minority interest in our subsidiary, Ballard Power Systems AG, which is to occur by November 30, 2004. The number of directors that may be appointed by each of DaimlerChrysler and Ford may decrease if there is a decline in its respective percentage ownership of our shares.

        The legal mechanism through which DaimlerChrysler and Ford exercise their board appointment rights is contained in two classes of our shares. One Class A share and one Class B share has been issued to a holding company which is jointly owned by us, DaimlerChrysler and Ford. During any election of our directors, DaimlerChrysler and Ford each may exercise the rights attached to these shares to elect the permitted numbers of directors. DaimlerChrysler and Ford have agreed to exercise all voting rights they have in connection with the election of directors through these shares and have otherwise agreed not to vote their common shares in connection with the election of directors (other than to provide, in their discretion, a proxy to vote in favour of the election of directors nominated by our management).

        The following table sets out certain information regarding the individuals DaimlerChrysler and Ford have advised us they intend to appoint to our board of directors. This appointment will occur immediately after the annual meeting. Each of DaimlerChrysler and Ford will appoint two directors. Information included in this table has been provided by the nominees. In accordance with the internal guidelines of DaimlerChrysler and Ford, we do not pay any compensation to their appointees.

David J. Prystash Director Since: Principal Occupation: Recent Business Experience:

Appointee

Executive Director of Pre-Owned and Remarketing Strategy, Ford.

Mr. Prystash has been Executive Director of Pre-Owned and Remarketing Strategy of Ford since June 2003. From June 2001 until May 2003 he was the Controller, North America Product Programs of Ford and from January 2000 to May 2001 he was the Director, Corporate Business Development of Ford. Before that he was Vice President, Treasurer of Ford Credit in 1999.
Other board memberships:	N/A
Number of Directors' Meetings Attended in 2003:	N/A
Number of Shares held:	22,155,041(1)
Number of DSUs Held:	Nil
Residence:	United States
Appointed by:	Ford

Dr. Gerhard Schmidt Director Since: Committee: Principal Occupation: Recent Business Experience:

2001

Corporate Governance

Vice President, Research, Ford

Dr. Schmidt has been Vice President, Research, Ford since 2001. Before that he was Senior Vice President, Powertrain Development of BMW AG (1996-2000).
Other board memberships: (current)	Ford-Massachusetts Institute of Technology Alliance U.S.Car Council
(past)	N/A
Number of Directors' Meetings Attended in 2003:	6 of 6
Number of Shares held:	22,155,041(1)
Number of DSUs Held:	Nil
Residence:	United States
Appointed by:	Ford

Dr. -Ing. Hans-Joachim Schöpf Director Since: Principal Occupation: Recent Business Experience:

2001

Executive Vice President, Development,
Mercedes Car Group, DaimlerChrysler

Dr. Schöpf has been Executive Vice President, Development, Mercedes Cars Group since 1999. Before that he was Senior Vice President, Plant Manager, Sindelfingen, DaimlerBenz AG (1995-1998).
Other board memberships:	N/A
Number of Directors' Meetings Attended in 2003:	N/A
Number of Shares Held:	19,654,604(2)
Number of DSUs Held:	Nil
Residence:	Germany
Appointed By:	DaimlerChrysler

Dr. Thomas Weber Director Since: Principal Occupation: Recent Business Experience:

Appointee

Deputy Member of the Board of Management of DaimlerChrysler with responsibility for Research and Technology

Dr. Weber has been responsible for the DaimlerChrysler's Research and Technology Division since 2003. From 1999 to 2002 he was the head of the Rastatt passenger car plant and also held the position of spokesman for the Mercedes-Benz A-Class model series management.
Other board memberships:	N/A
Number of Directors' Meetings Attended in 2003:	N/A
Number of Shares Held:	19,654,604(2)
Number of DSUs Held:	Nil
Residence:	Germany
Appointed By:	DaimlerChrysler

(1)
This nominee holds none of our common shares personally, but represents Ford, which holds 22,155,041 of our common shares.

(2)
This nominee holds none of our common shares personally, but represents DaimlerChrysler, which holds 19,654,604 of our common shares.

Board of Directors

  Governance

        The board of directors is responsible for our governance. It establishes our overall policies and standards. The directors are kept informed of our operations at meetings of the board and its committees, and through reports and analyses by, and discussions with, management. The board operates under a formal mandate, a copy of which is attached as Appendix A and is posted on our website at www.ballard.com, which sets out their duties and responsibilities, including matters such as corporate strategy, fiscal management and reporting, selection of management, legal and regulatory compliance, risk management, external communications and performance evaluation. The board has also established terms of reference for individual directors, a copy of which is attached as Appendix B and is posted on our website, which sets out their individual responsibilities and duties. These terms of reference serve as a code of conduct with which each director is expected to comply, and address matters such as conflicts of interests, acting in the best interests of Ballard, the level of availability which is expected of board members, requirements for maximizing the effectiveness of board and committee meetings, and considerations which directors are to keep in mind in order to make effective and informed decisions. In addition, the board has established a Code of Ethics that is applicable to all members of the board, as well as our officers and employees. A copy of the Code of Ethics can be found on our website. The board mandate and director terms of reference are reviewed annually and updated or revised as necessary.

        Directors (other than those appointed by DaimlerChrysler and Ford) are elected yearly at our annual shareholders' meeting and serve on the board until the following annual shareholders' meeting, at which time they either stand for re-election or resign from the board. The board has set a mandatory age of retirement for directors at age 70.

  Meetings

        The board of directors meets on a regularly scheduled basis and holds two in-camera sessions after every regularly scheduled board meeting. The first in-camera session includes all of the directors without the presence of management, and is followed by a second in-camera session of only the independent directors without the presence of management and the DaimlerChrysler or Ford appointees. The in-camera sessions are currently chaired by the board's Lead Director. After the annual meeting the sessions will be chaired by our Chairman of the Board (see "Role of Chairman of the Board"). In 2003 there were six regularly scheduled meetings of the board. In addition, communications between the directors and management occur apart from regularly scheduled board and committee meetings. The board has set a minimum meeting attendance guideline of 70%. Non-compliance with this guideline by a director is one of the factors considered in his or her individual performance evaluation at the end of the year.

  Share Ownership

        During 2003, the board of directors adopted minimum share ownership guidelines for outside, unrelated directors (See "Corporate Governance — Independence of the Board"). The guideline requires each director to hold the number of our common shares having a value equivalent to five times the director's annual retainer. Existing directors have until July 2008 to comply with this requirement. New directors have five years from the date that they are first elected to the board to comply. Directors may apply the DSUs which they receive as payment for all or part of their annual retainer towards the minimum share ownership requirements. Any director that fails to comply with the share ownership requirement may not stand for re-election. These minimum share ownership guidelines do not apply to the directors appointed by DaimlerChrysler or Ford as those directors do not receive any compensation from us for serving on our board due to their internal conflict of interest guidelines.

  Role of Chairman of the Board

        As the Chairman of the Board was formerly an officer of Ballard, the Chairman of our Corporate Governance Committee, who is an independent director, has acted as "Lead Director" of the board. The Lead Director is responsible for ensuring the appropriate organization, content and flow of information to the board of directors and that all concerns of the directors are addressed. The Lead Director also, together with the Chairman of the Board, reviews and sets the agenda for each board meeting and is responsible for chairing meetings of the board of directors in cases where the Chairman of the Board is unavailable. The Chairman of the Board is responsible for organizing and setting the frequency of board meetings and ensuring that board meetings are conducted efficiently.

        Following the annual meeting the board will appoint a new Chairman of the Board who will be an independent director. Following such appointment, the duties of the Lead Director will be performed by the Chairman of the Board and no Lead Director will be appointed.

  Performance

        The directors conduct an annual performance evaluation of the board, board committees, Chairman of the Board and individual directors through a process overseen by the Corporate Governance Committee and facilitated by an external, independent corporate governance consultant. Evaluation questionnaires are completed and delivered to the consultant who then compiles and presents a summary report for the Corporate Governance Committee. The Corporate Governance Committee works with management to improve board processes and to address concerns raised in the evaluation questionnaires, and reports to the full board on the evaluation results and proposed action items. In addition, each director is asked to complete a self-evaluation questionnaire which is forwarded to the Chairman of the Board and the Lead Director, who then review the questionnaires together and meet with each director to conduct an individual director performance evaluation.

Committees of the Board of Directors

        The board of directors has established three standing committees, the Audit Committee, the Management Development, Nominating & Compensation Committee and the Corporate Governance Committee. Each of these committees has been delegated certain responsibilities, performs certain advisory functions and either makes certain decisions or makes recommendations to the full board. Each of the committee chairs reports on the activities of the committee to the full board following each committee meeting. None of the members of these committees are current or former officers or employees of Ballard or any of our subsidiaries. Each committee also holds in-camera sessions similar to the board meetings.

        The information below sets out the current members of each of our standing committees, summarizes the functions of each committee in accordance with its current mandate and indicates the number of meetings that each committee held in 2003. After our annual meeting we will reconstitute all of the committees to reflect the newly appointed board.

Audit Committee

Meetings in 2003:	8
Members:	Attendance at Meetings
Douglas Whitehead (Chair)	8 of 8
Ian Bourne	5 of 5 (elected in May 2003)
Denise Morrison	7 of 8

        All of the members of the Audit Committee are independent of management, DaimlerChrysler and Ford.

        Function:    The Audit Committee is constituted in accordance with U.S. Securities and Exchange Commission ("SEC") rules and assists the board of directors in fulfilling its responsibilities by reviewing financial information, the systems of corporate controls and the audit process. The Audit Committee also reviews and approves related party transactions. The Audit Committee operates under a mandate that is approved by the board of directors and which outlines the responsibilities of the Audit Committee. A copy of the Audit Committee's mandate is attached as Appendix C and is posted on our website at www.ballard.com. This mandate is reviewed annually and the committee's performance is assessed annually through a process overseen by the Corporate Governance Committee.

        The Audit Committee meets with our financial officers and our internal and external auditors to review matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee reviews our significant financial risks, the appointment of financial senior executives and annually reviews our insurance coverage, tax loss carry forwards, pension and health care liabilities and off-balance sheet transactions. The Audit Committee has at least one member, Ian Bourne, who qualifies as a financial expert under applicable securities regulations, and all the members of the Audit Committee are financially literate.

        The Audit Committee is mandated to monitor our audit and the preparation of financial statements and to review and recommend to the board of directors all financial disclosure contained in our public documents. The Audit Committee is also mandated to appoint external auditors, monitor their qualifications and independence and determine the appropriate level of their remuneration. The external auditors report directly to the Audit Committee. The Audit Committee and board of directors each have the authority to terminate the external auditors' engagement. The Audit Committee also approves in advance any services to be provided by the external auditors which are not related to the audit.

Management Development, Nominating & Compensation Committee

Meetings in 2003:	6
Members:	Attendance at Meetings
John Sheridan (Chair)	6 of 6
Ed Kilroy	6 of 6
Mark Suwyn	4 of 4 (elected in May 2003)

        All of the members of the Management Development, Nominating & Compensation Committee are independent of management, DaimlerChrysler and Ford.

        Function:    The Management Development, Nominating & Compensation Committee is responsible for considering and authorizing terms of employment and compensation of executive officers and providing advice on compensation structures in the various jurisdictions in which we operate. In addition to approving the compensation of our executive officers, the committee also regularly reviews and sets the minimum share ownership requirement for executive officers. The committee also provides advice on our organizational structure, reviews all distributions under our share incentive plans, and reviews and approves the design and structure of share incentive plans. The committee seeks out and recommends nominees for election to the board of directors, annually reviews the board succession plan and annually reviews the composition of director talents and skills against board requirements to identify any gaps.

        The Management Development, Nominating & Compensation Committee ensures appropriate senior management succession planning, recruitment, development, training and evaluation. In particular, the committee annually reviews the performance objectives of our Chief Executive Officer and is responsible for conducting his annual performance evaluation. Any compensation consultants engaged by us, at the direction of the committee, reports directly to the committee and the committee has the authority to appoint such consultants, determine their level of remuneration and oversee and terminate their services.

        A copy of the Management Development, Nominating & Compensation Committee's mandate is attached as Appendix D and is posted on our website at www.ballard.com. The mandate is reviewed annually and the committee's performance is assessed annually through a process overseen by the Corporate Governance Committee.

Corporate Governance Committee

Meetings in 2003:	6
Members:	Attendance at Meetings
A. Charles Baillie (Chair)	5 of 6
Prof. Jürgen Hubbert	1 of 6
Dr. Gerhard Schmidt	4 of 4 (joined committee in May 2003)
John Sheridan	6 of 6
Douglas Whitehead	5 of 6

        All of the members of the Corporate Governance Committee are independent of management and a majority of the members are independent of DaimlerChrysler and Ford.

        Function:    The Corporate Governance Committee is responsible for recommending the size of the board, for monitoring corporate governance, including the formation of committees of the board of directors, and for director compensation. The Corporate Governance Committee is responsible for ensuring a formal process to evaluate the performance of the board, board committees, individual directors, and the Chairman of the Board, and ensuring that appropriate actions are taken, based on the results of the evaluation, to improve board effectiveness. The Corporate Governance Committee's other responsibilities include succession planning for the Chairman of the Board.

        The Corporate Governance Committee ensures that the board complies and follows best practices with respect to the changing corporate governance practices and requirements in the U.S. and Canada. The committee is also responsible for the maintenance of an ongoing education program for the board.

        A copy of the Corporate Governance Committee's mandate is attached as Appendix E and is posted on our website at www.ballard.com. The mandate is reviewed annually and the committee's performance is assessed annually.

Corporate Governance

        Our board of directors and senior management consider good corporate governance to be central to our effective and efficient operation. We have been monitoring corporate governance initiatives as they have developed and benchmark the corporate governance activities of other leading corporations regularly to ensure that we are in compliance with corporate governance rules and following best corporate governance practices at all times. In January 2004, we were awarded the Conference Board of Canada's national award in Corporate Governance, which was awarded in recognition of a unique innovation in corporate governance. We were selected as the winner of this award for the director appointment process structure that we implemented with DaimlerChrysler and Ford (described in more detail under "Election of Directors — Directors to be Appointed by DaimlerChrysler and Ford"), which was recognized as being an effective method to balance the interests of our two large strategic shareholders with the interests of our public shareholders.

        Our board of directors currently consists of 13 directors, the majority of whom are independent. Effective at the annual meeting, our board will decrease to 12 directors, and the majority of them will be independent. "Independence" is judged in accordance with the provisions of the United States Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), and as determined by the Toronto Stock Exchange ("TSX") and the National Association of Securities Dealers Automated Quotation ("NASDAQ"). The Corporate Governance Committee conducts an annual review of the other corporate boards on which our directors sit and has determined that currently there are no board interlocks that exist with respect to our directors. The board has also established a guideline for the maximum number of corporate boards on which a director should sit. This guideline has been set at five corporate boards. The board has agreed to one exception to this guideline for an existing director who sits on six corporate boards. In addition, on March 1, 2003, we separated the roles of the Chairman of the Board and the Chief Executive Officer. Mr. Dennis Campbell was appointed as our President & Chief Executive Officer and Mr. Firoz Rasul continued as Chairman of the Board. After the annual meeting it is our intention to appoint an independent, outside director as Chairman of the Board.

        We have set up a process for shareholders to communicate to the board, the details of which can be found on our website at www.ballard.com. In addition, shareholder feedback which is received by us is provided to the board of directors through a semi-annual report.

        We have also adopted Corporate Governance Guidelines that provide for director qualification standards, director responsibilities, the form and amount of director compensation, director orientation and continuing education, management succession planning and annual performance evaluation of the board. A copy of the Corporate Governance Guidelines can be found on our website at www.ballard.com. During the past two years, we have reviewed and improved our internal control and disclosure procedures and are satisfied that they are sufficient to enable our Chief Executive Officer and Chief Financial Officer to certify our annual reports filed with or submitted to the SEC and to certify our interim and annual reports filed with Canadian securities regulatory authorities.

        We have established a formal director orientation and ongoing education program. Each director receives an orientation to our company and our business upon joining our board. Such orientation consists of site visits, presentations regarding our business, technology, and products, and a reference manual which contains various reference documents and information. Continuing education is offered by way of ongoing circulation of informative materials aimed at topical subject matters, as well as guest speakers who are invited to speak at board meetings on various topics. In the past, we have invited outside guest speakers to speak to our board about the fuel cell industry, corporate governance and risk management, as well as internal management representatives to speak about various functions relating to our technology and business. The educational presentations which are made by internal management provide an opportunity for the board members to meet and interact with members of our management team.

        We believe that we comply with all applicable NASDAQ corporate governance rules and the TSX corporate governance guidelines. The TSX requires that each listed corporation disclose the corporation's policies with respect to corporate governance. The disclosure must be made with reference to the TSX's corporate governance guidelines (the "TSX Guidelines"). The TSX Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The disclosure required by the TSX is set out in a table attached as Appendix F. Appendix F also takes into account proposed changes to the TSX Guidelines.

        Independence of the Board.    Sarbanes-Oxley, the TSX Guidelines and the NASDAQ rules focus, in part, on the constitution and independence of corporate boards. Under Sarbanes-Oxley and the NASDAQ rules, a director's independence is determined based on whether such director meets a number of different criteria. The NASDAQ rules also focus on heightened standards of independence for audit committee members and strengthening the role of independent directors in compensation and nomination decisions. Under the TSX Guidelines, an "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholdings. The TSX Guidelines also distinguish between inside directors (a director who is a member of management) and outside directors. Effective at the end of the annual meeting, if the proposed slate of directors is approved at the meeting, all but one of our directors will be "outside directors" and the majority of our directors will be "unrelated/independent" in accordance with the NASDAQ rules and the TSX Guidelines. Our "related" and "unrelated/independent" directors and nominees will be as follows:

Unrelated/Independent Directors and Nominees	Related Directors and Nominees

A. Charles Baillie Ian Bourne Ed Kilroy Denise Morrison John Sheridan Mark Suwyn Douglas W. G. Whitehead	Dennis Campbell(1) David J. Prystash(2) Dr. Gerhard Schmidt(2) Dr.-Ing. Hans-Joachim Schöpf(3) Dr. Thomas Weber(3)

(1) Inside director (our President & Chief Executive Officer)
(2) Ford appointee
(3) DaimlerChrysler appointee

        Significant Shareholder.    The TSX Guidelines recommend that if a company has a "significant shareholder", the board of directors should, in addition to having a majority of unrelated directors, include a number of directors who do not have interests in, or relationships with, either the company or the significant shareholder and should be constituted to fairly reflect the investment in the company by shareholders other than the significant shareholder. A "significant shareholder" is defined as a shareholder with the ability to exercise a majority of the votes for the election of directors. We do not have a significant shareholder.

APPOINTMENT OF AUDITORS

        Our Audit Committee has recommended that KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, be nominated at the annual meeting for reappointment as our external auditors at a remuneration to be fixed by the Audit Committee. KPMG LLP were appointed as our external auditors in 1999, succeeding our previous external auditors, PricewaterhouseCoopers LLP, Chartered Accountants. Total fees paid to KPMG in 2003 were $ 1,077,231, of which $690,945 was paid in audit fees, $34,321 for audit-related fees, and $351,965 for tax work.

GENERAL INFORMATION

Executive Compensation

  Summary Compensation Table for Executive Officers

        The following table summarizes the compensation paid during the last three fiscal years to our Chairman of the Board and former Chief Executive Officer, our current Chief Executive Officer and each of our four other executive officers (each, a "Named Executive Officer") who had the highest aggregate compensation (salary and bonuses for 2003).

        The primary compensation of our Named Executive Officers is through salaries (which for 2003 were entirely paid in cash) and bonuses (which are paid in shares or, starting in 2003, DSUs at the option of the Named Executive Officer). All long-term compensation awards consist of options to acquire our common shares. To date, we have not granted any share appreciation rights. All dollar figures represented below are in Canadian currency.

Summary Compensation Table
	Annual Compensation							Long-Term Compensation Awards
Name and Principal Position	Year	Salary $(1)		Bonus $(2)		Special Bonus $(3)	Other Annual Compensation $	Securities Under Options #	Restricted Shares or Share Units ($)	All Other Compensation $

Firoz Rasul Chairman of the Board and former Chief Executive Officer(4)	2003 2002 2001	338,428 611,291 551,248		91,694 597,939 191,314	(5)	— — —	— — —	— 120,000 135,000	— — —	1,328,671 14,466 14,395	(6) (6) (6)

Dennis Campbell President & Chief Executive Officer(7)	2003 2002 2001	611,000 258,500 —		476,580 265,588 —	(5)	— — —	—(8) — —	100,000 135,000 —	— — —	1,246,813 675,725 —	(9) (9)

Noordin Nanji Vice President, Corporate Strategy & Development and Corporate Secretary	2003 2002 2001	315,245 315,245 298,375		209,007 259,116 101,899	(5)	— — 425,000	—(10) —(10) —(10)	50,000 60,000 75,000	— — —	583,048 14,468 14,364	(11) (11) (11)

Ross Witschonke Vice President, Sales and Marketing(12)	2003 2002 2001	280,249 313,240 32,991	(14)	100,557 204,560 85,239	(5) (15)	— — 120,000	— — —	32,000 60,000 15,000	— — —	530,315 21,212 —	(13) (13)

Lee Craft Vice President, Operations	2003 2002 2001	288,000 182,769 —	(16)	213,408 63,062 —	(5)	— — —	— — —	40,000 60,000 —	— — —	35,759 17,885 —	(17)

David Smith Chief Financial Officer	2003 2002 2001	241,127 217,006 157,905		159,867 57,558 56,112	(5)	— — 220,000	— — —	40,000 45,000 45,000	— — —	406,105 14,470 109,790	(18) (19)

(1)
Represents both cash remuneration and, with respect to compensation paid before 2002, the fair market value of common shares received, in lieu of cash remuneration, under our share distribution plans. See "Report on Executive Compensation — Philosophy and Objectives". Details of the fair market value of common shares, on the date of receipt, are as follows:

Name	Year	Cash ($)	Shares Issued in Lieu of Cash Remuneration	Fair Market Value ($)	Total Salary ($)

Firoz Rasul	2003 2002 2001	338,428 611,291 252,161	— — 4,456	— — 299,087	338,428 611,291 551,248

Dennis Campbell	2003 2002 2001	611,000 258,500 —	— — —	— — —	611,000 258,500 —

Noordin Nanji	2003 2002 2001	315,245 315,245 217,831	— — 1,200	— — 80,544	315,245 315,245 298,375

Ross Witschonke	2003 2002 2001	280,249 313,240 32,991	— — —	— — —	280,249 313,240 32,991

Lee Craft	2003 2002 2001	288,000 182,769 —	— — —	— — —	288,000 182,769 —

Dave Smith	2003 2002 2001	241,127 217,006 157,905	— — —	— — —	241,127 217,006 157,905

(2)
Represents the fair market value of common shares received under our share distribution plans and DSUs as a bonus (other than signing bonuses and retention bonuses which are reported under "All Other Compensation") and not part of salary. The fair market value of the common shares and DSUs issued to our Named Executive Officers, on the date of receipt, was as follows:

Name	Year	Shares Issued under Share Distribution Plan(20)	DSUs	Fair Market Value ($)	Cash Bonus ($)	Total ($)

Firoz Rasul	2003 2002 2001	Unknown(21) 34,663 4,444	0 — —	91,694 597,939 191,314	— — —	91,694 597,939 191,314

Dennis Campbell	2003 2002 2001	0 15,396 —	Unknown(21) — —	476,580 265,588 —	— — —	476,580 265,588 —

Noordin Nanji	2003 2002 2001	Unknown(21) 15,022 2,367	— — —	209,007 259,116 101,899	— — —	209,007 259,116 101,899

Ross Witschonke	2003 2002 2001	0 10,400 1,980	Unknown(21) — —	100,557 204,560 85,239	— — —	100,557 204,560 85,239

Lee Craft	2003 2002 2001	Unknown(21) 11,779 1,789	Unknown(21) — —	213,408 203,188 63,062	— — —	213,408 203,188 —

Dave Smith	2003 2002 2001	Unknown(21) 9,306 1,337	Unknown(21) — —	159,867 160,529 57,558	— — —	159,867 160,529 57,558

(3)
Represents the fair market value in November 2001 of our common shares received as a one-time bonus following the completion of our acquisition of the interests of DaimlerChrysler and Ford in Xcellsis AG ("Xcellsis") and Ecostar Electric Drive Systems L.L.C. ("Ecostar"). The Named Executive Officers received shares at fair market value on the date of receipt as follows: Mr. Nanji — 9,635 common shares, Mr. Witschonke — 2,720 common shares and Mr. Smith — 4,998 common shares.

(4)
On March 1, 2003, Mr. Rasul resigned as Chief Executive Officer and became a special advisor to our Chief Executive Officer. He continued as Chairman of the Board.

(5)
The bonus amounts paid to the Named Executives for 2003 are displayed as cash amounts. The Named Executives will receive shares or DSUs in lieu of the cash amounts. Such shares and DSUs have not been issued to the Named Executives as of May 6, 2004 as the Named Executives are subject to a trading blackout.

(6)
Includes a retention bonus of $1,222,600 paid to Mr. Rasul on December 1, 2003 (see "Retention Bonus"), compensation received in 2003 as a director in the amount of $90,563, registered retirement savings plan ("RRSP") contributions made by us on behalf of Mr. Rasul ($14,500 in 2003 and $13,500 in each of 2002 and 2001) and insurance premiums paid by us for the benefit of Mr. Rasul ($1,008 in 2003, $966 in 2002 and $895 in 2001).

(7)
In July 22, 2002, Mr. Campbell was appointed as our President & Chief Operating Officer. On March 1, 2003 he became our President & Chief Executive Officer.

(8)
For the value of imputed interest benefits related to Mr. Campbell's loan, see "Indebtedness of Directors, Executive Officers and Senior Officers".

(9)
Includes a signing bonus paid to Mr. Campbell of $656,325 ($425,948 was paid in cash and $230,377 was satisfied by the issuance of 12,979 common shares). The amount of the signing bonus takes into account the annual bonus and long-term incentive compensation forfeited by Mr. Campbell when he left his previous position to commence employment with us. The amount in this column also includes a retention bonus of $1,222,000 paid to Mr. Campbell on December 1, 2003 (see "Retention Bonus"), a RRSP contribution of $14,500 in 2003, a cash payment of $19,400 made to Mr. Campbell in lieu of a maximum RRSP contribution in 2002 and an insurance premium paid by us for the benefit of Mr. Campbell ($10,313 in 2003).

(10)
For the value of imputed interest benefits related to Mr. Nanji's tax loan, see "Indebtedness of Directors, Executive Officers and Senior Officers".

(11)
Includes a retention bonus of $567,540 paid to Mr. Nanji on December 1, 2003 (see "Retention Bonus"), a RRSP contribution made by us on behalf of Mr. Nanji ($14,500 in 2003 and $13,500 in each of 2002 and 2001), and insurance premiums paid by us for the benefit of Mr. Nanji ($1,008 in 2003, $968 in 2002 and $864 in 2001).

(12)
Amounts shown for 2001 reflect one month of employment. Since Mr. Witschonke is a U.S. employee he is paid in U.S. currency and as a result all figures reported for Mr. Witschonke have been converted from U.S. dollars to Canadian dollars using an exchange rate of US$1.00 = CDN$1.4154, which was the average annual exchange rate for 2003.

(13)
Includes a retention bonus of $504,449 paid to Mr. Witschonke on December 1, 2003 (see "Retention Bonus"), a matching contribution made by us to Mr. Witschonke's 401K plan of $25,866.44 in 2003 and $18,852 in 2002 and insurance premiums paid by us for the benefit of Mr. Witschonke ($4,208 in 2003 and $2,360 in 2002).

(14)
Since Mr. Witschonke was on the Ford payroll until January 1, 2002, we treated him as a seconded employee from Ford and reimbursed Ford for his salary for December 2001. If we had employed Mr. Witschonke for all of 2001, based on amounts paid in 2001 for his partial year of employment, his salary and bonus would have totalled $481,131.

(15)
Before Mr. Witschonke's employment with us and before November 30, 2001, he was employed by Ecostar, a company related to us through our alliance with Ford. As a result, Mr. Witschonke's bonus in 2001 reflects the work that he performed throughout 2001.

(16)
Amounts shown for 2002 reflect eight months of employment as we hired Mr. Craft on May 6, 2002.

(17)
Includes a cash payment of $17,885 made to Mr. Craft, which represents the difference between maximum RRSP earnings that executives are entitled to contribute and the actual amount that Mr. Craft could contribute to a RRSP based on his prior year's earnings.

(18)
Includes a retention bonus of $390,600 paid to Mr. Smith on December 1, 2003 (see "Retention Bonus"), a RRSP contribution made by us on behalf of Mr. Smith ($14,500 in 2003 and $13,500 in 2002) and insurance premiums paid by us for the benefit of Mr. Smith ($1,005 in 2003, $970 in 2002 and $645 in 2001).

(19)
Includes a signing bonus paid to Mr. Smith in 2001 of $80,845 and a cash payment of $28,300 which represents the difference between maximum RRSP earnings that executives are entitled to contribute and the actual amount that Mr. Smith could contribute to a RRSP based on his prior years' earnings.

(20)
The fair market value of each Named Executive Officer's annual bonus for 2003 is included in the "Fair Market Value" column.

(21)
The number of shares and DSUs issued to the Named Executives is not known as of May 6, 2004 as the Named Executives are subject to a trading blackout and therefore such shares or DSUs have yet to be issued.

  Long-Term Compensation

        The following table sets forth the grants of options to purchase our common shares issued to our Named Executive Officers on March 28, 2003 and any additional grants of options issued to such Officers.

Option Grants During 2003
Name	Securities Under Option (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

Firoz Rasul	—	—	—	—	—

Dennis Campbell	100,000	7.4	14.68	14.68	March 28, 2013

Noordin Nanji	50,000	3.7	14.68	14.68	March 28, 2013

Ross Witschonke	32,000	2.4	14.68	14.68	March 28, 2013

Lee Craft	40,000	3.0	14.68	14.68	March 28, 2013

Dave Smith	40,000	3.0	14.68	14.68	March 28, 2013

        The following table sets forth the values of all outstanding options for common shares held by our Named Executive Officers as at December 31, 2003.

Aggregated Option Exercises During 2003 and Year-End Option Values
			Unexercised Options at December 31, 2003 (#)		Value of Unexercised in-the-Money Options at December 31, 2003 ($)
	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable

Firoz Rasul(1)	112,224	1,562,050	863,399	95,000	1,963,650	—

Dennis Campbell	—	—	40,000	195,000	—	65,000

Noordin Nanji	—	—	260,500	105,000	32,500	10,530

Ross Witschonke	—	—	20,000	87,000	—	20,800

Lee Craft	—	—	20,000	80,000	—	26,000

Dave Smith	—	—	75,000	85,000	—	26,000

(1)
In addition to the grant of options to purchase our common shares, between 1999 and 2000 Mr. Rasul received options to purchase common shares of our subsidiary, Ballard Generation Systems Inc. ("BGS"). In 2000, our shareholders approved the Ballard Power Systems/Ballard Generation Systems Share Exchange Plan (the "Share Exchange Plan"), which permitted holders of shares of BGS acquired on the exercise of stock options to exchange these shares for our common shares. We have included in this table the number of our common shares issuable to Mr. Rasul under the Share Exchange Plan, as if they were options to purchase our common shares, with the value calculated using the price of our common shares on the date on which the options to purchase shares of BGS were granted.

Report on Executive Compensation

        The Management Development, Nominating & Compensation Committee is charged, on behalf of our board of directors, with reviewing and approving executive officers' benefit policies and compensation plans, including equity-based annual and long-term incentive plans. As part of its mandate, the committee reviews and approves the appointment of our executive officers, the amount and form of their compensation, their training, development and succession plans, and any significant organizational or management changes. The committee retains independent compensation consultants for professional advice and as a source of competitive market information. The committee also seeks the advice and recommendations of our President & Chief Executive Officer and Vice President, Human Resources with respect to the compensation of our other executive officers.

        Philosophy and Objectives.    Our philosophy and objectives regarding compensation are to

  •
  attract and retain experienced, qualified, capable executive officers by paying salaries which are competitive in the markets in which we compete for executive talent,

  •
  motivate short-term and long-term performance by directly linking annual incentive compensation opportunities to our performance, and

  •
  link our shareholders' interests with those of our executive officers by providing our executive officers with equity-based compensation, and requiring them to comply with minimum share ownership guidelines.

        Our compensation program for our executive officers has three primary components

  •
  annual salary,

  •
  equity-based, annual incentives (bonus) comprised of awards under our share distribution plan and/or DSU plan, and

  •
  equity-based, long-term incentives comprised of awards under our share option plans.

        We place considerable emphasis on performance by placing a significant proportion of total annual compensation (annual salary, annual incentives, and long-term incentives) for our executive officers at risk based on individual and corporate performance. Approximately 65% of the total annual compensation earned by an executive officer may come from variable, performance- related, equity-based compensation containing inherent market performance risk.

        In the fall of 2003, our Management Development, Nominating & Compensation Committee retained the services of Mercer Human Resource Consulting ("Mercer") to complete a review of our executive compensation philosophy and practices. Mercer's mandate was to provide the committee with a competitive assessment of our executive compensation levels and compensation mix relative to North American market practices.

        The competitive assessment conducted by Mercer included an analysis of the most recent proxy circulars of 21 Canadian and U.S. companies with an industrial classification similar to ours and at a similar stage of development (i.e., moving from product development towards commercial production), in the high tech industry with a high market capitalization to revenue ratio, and within industry segments that we sell to or recruit from (e.g., automotive applications). The analysis was supplemented with survey data from Mercer's compensation databank with an emphasis on technology, manufacturing, and general industry companies with revenues similar to us.

        As there were more comparable companies to us in the U.S. than in Canada, a blended "market" approach was used whereby the total annual compensation of our executive officers was compared to the average of the 75th percentile of the Canadian comparator group and the median of the U.S. comparator group. Total annual compensation is defined as base salary, equity-based annual incentives, and equity-based long-term incentives.

        The results of the competitive assessment indicated that our executive officers' base salary levels are below the target comparator market and annual compensation levels (i.e., annual salary plus bonus) are at or slightly below the target comparator market. After consideration of expected value delivered through stock option grants, our executive officers' total annual compensation levels are below the target comparator market.

        Annual Salary.    The Management Development, Nominating & Compensation Committee approves, on behalf of our board of directors, salary guidelines and salary adjustments for our Named Executive Officers by reference to

  •
  a comparative market assessment performed by Mercer,

  •
  the experience and qualifications of each officer,

  •
  the individual performance of each officer,

  •
  the roles and responsibilities of each officer, and

  •
  our desire to conserve cash.

        As a guideline, it is our policy to target the annual salaries of our Named Executive Officers at or below the target comparator market.

        Annual Incentive.    Annual incentive (bonus) targets are set as a percentage of annual salary. Each executive officer's actual 2003 bonus was based on a combination of his individual performance and corporate performance. At the beginning of each year, key corporate objectives are selected by our executive officers and board of directors to represent a broad range of financial, operating, technology and product development, people and knowledge and customer focussed measures of performance. These objectives (which are consistent with, but more specific than, our Annual Report goals) relate directly to our annual and long-term plans for technology and product development and commercialization. The targets for each of the corporate objectives are set to represent significant achievement levels to reflect our high expectations. Following the establishment of the corporate objectives, executive officers set individual goals. A cross-check is done to ensure the cumulative effect of the executive officers' individual goals cover all the corporate objectives and Annual Report goals.

        At the end of the year, performance of the corporate objectives is measured to determine a "corporate multiplier". If corporate performance is found to be below a minimum threshold, the corporate multiplier is reduced to zero, eliminating all bonuses. In addition, each executive officer's performance is measured against his individual goals and a specific individual achievement multiplier is assigned to each executive officer. The corporate multiplier and the executive officers' individual goals are used to determine their annual bonuses. In 2003, the corporate multiplier exceeded the minimum threshold as we met the majority of our corporate goals. Our executive officers' individual achievement multipliers for 2003 ranged from zero to 1.2.

        Under the annual bonus plan, executive officers may elect to receive their bonus in common shares or DSUs. Common shares may be traded immediately while DSUs may only be redeemed for common shares upon the executive's retirement or departure from Ballard. Each executive officer makes the election to receive his annual bonus of shares and/or DSUs in December of the year for which the bonus is earned. Our share distribution plan allows our common shares to be issued to our executive officers as bonuses and also allows common shares to be issued for redemption of DSUs. The Management Development, Nominating & Compensation Committee reviews and approves the bonus for each participant based upon the recommendations of our President & Chief Executive Officer. In adopting this philosophy of equity-based incentive compensation, we understand that our executive officers will, from time to time, sell common shares for a variety of reasons, including covering income tax liabilities that are triggered on the issue of the common shares.

        Long-Term Incentive.    We provide our executive officers with equity-based long-term incentives through our share option plans. These plans are designed to reinforce the connection between their remuneration and our performance by motivating and rewarding participants for improving our long-term financial strength and enhancing shareholder value. With respect to equity-based long-term compensation awards for our executive officers, individual performance results, but not corporate performance results, are taken into account in determining the award.

        Share options are granted annually, taking into consideration the responsibilities of each participant, the number of outstanding share options and the individual performance result of each participant.

        Under our share option plans

  •
  the exercise price is determined by the board of directors, but must not be less than the closing price per share for the common shares on the TSX on the last trading day on the TSX before the effective date of the option, and

  •
  each option may be exercised by the holder in respect of up to one-third of the common shares subject to the option in the second, third and fourth years of the term of the option, and in addition, during any year of the term, as to a total number of shares as to which the option could have been, but was not, exercised during the preceding years.

        Chief Executive Officer's Compensation.    Mr. Firoz Rasul was our Chief Executive Officer for the first two months of 2003. In 2003, Mr. Rasul's total compensation (base salary and equity-based bonus) fell at the median of North American market practices for similar roles, benchmarked against the comparison group described earlier. Mr. Rasul's base salary for the first part of 2003 was determined in a manner similar to our other Named Executive Officers. Mr. Rasul's participation in our annual incentive plan for 2003 was limited to the first two months of the year during his service as Chief Executive Officer. Mr. Rasul did not receive long-term incentives (share options) in 2003.

        On March 1, 2003, Mr. Dennis Campbell assumed the position of Chief Executive Officer. In 2003, Mr. Campbell's total annual compensation (base salary and equity-based annual and long-term incentives) fell below North American market practices for similar roles, benchmarked against the comparison group described earlier. Mr. Campbell's base salary of $611,000 for 2003 was determined in a manner similar to our other Named Executive Officers. In addition, Mr. Campbell participated in our annual incentive plan and long-term incentive plan on the same basis as our other Named Executive Officers.

        Mr. Campbell's annual incentive (bonus) target is set as a percentage of annual salary. Mr. Campbell's actual 2003 bonus was based on a combination of his individual performance and corporate performance. The corporate objectives (see "Annual Incentive") are directly reflected in Mr. Campbell's individual goals. Our board of directors (with the support of The Hay Group) measured Mr. Campbell's performance for 2003 against completion of his individual goals and assigned an individual achievement multiplier, which was then applied to Mr. Campbell's target bonus for the year. In 2003 Mr. Campbell was deemed to have met the expectations of the board and, taking into account the corporate performance results for 2003, his bonus was determined to be $476,580.

        The annual incentive (bonus) plan in place allows Mr. Campbell to elect to receive his resulting bonus value in common shares or DSUs in a manner similar to other executive officers, as described earlier. Mr. Campbell elected to receive his 2003 bonus in DSUs.

        Retention Bonus.    Our acquisition of DaimlerChrysler's and Ford's interests in Xcellsis and Ecostar in 2001 triggered a change of control in accordance with our then existing employment agreements for executive officers. The triggered change of control entitled Messrs Rasul, Nanji and Smith to a payment equal to twice annual compensation, if there was also a resulting change in status or duties, which rights could have been exercised at any time over a two-year period from the date of the acquisition. New employment agreements were designed to improve retention of key executive officers, provide stability to Ballard and to attract new executive officers to ensure both continuity and leadership. The new employment agreements required that executive officers waive their change of control rights (including the right to two times annual compensation) and entitled executive officers who remained with us for at least two years after the date of the acquisition to a payment equal to one year's annual compensation.

        Mr. Witschonke was the CEO of Ecostar, and it was important for stability and continuity through the integration process that we provide sufficient incentive to both attract and retain Mr. Witschonke as a member of our executive team. The retention bonus mechanism provided an incentive for him to remain with us rather than pursue other alternatives, while also ensuring that his compensation was consistent and aligned with the other executives.

        Mr. Campbell's employment agreement was designed to provide sufficient incentive for him to join us by compensating for the forfeiture of certain long-term incentive compensation he would have been entitled to had he remained with his former employer. The retention bonus mechanism provided an effective vehicle to incent Mr. Campbell to join Ballard and also ensured that his compensation was consistent and aligned with the other executives. The delayed nature of the retention bonus gave us the added advantage of deferring a significant part of what might otherwise have been required as an initial signing bonus for Mr. Campbell.

        Minimum Share Ownership Guidelines.    Executive minimum share ownership guidelines were established in 2003, which obligate each executive officer to own a minimum number of our common shares that are equal to the lesser of

  •
  an amount equal to two times the annual base salary in the case of the President & Chief Executive Officer, or for any other executive, an amount equal to the annual base salary for such executive, divided by the fair market value of our common shares, and

  •
  52,000 shares if the executive is the President & Chief Executive Officer, or 11,000 shares for any other executive.

        The fair market value is defined as the closing price of our common shares, as listed on the TSX, on the date of issuance. The share acquisition period is five years.

        Submitted by the Management Development, Nominating & Compensation Committee:

  John Sheridan, Chairman
  Ed Kilroy
  Mark Suwyn

Five Year Total Shareholder Return Comparison

        The following graph compares the total cumulative return to a shareholder who invested $100 in our common shares on December 31, 1998 with the total cumulative return of the S&P/TSX Composite Index for the last five years.

Cumulative Value of a $100 Investment

	1998	1999	2000	2001	2002	2003

Ballard	100	97	225	112	42	37

S&P/TSX Composite Index	100	132	141	124	108	137

Employment Agreements

        Named Executive Officers' Employment Agreements.    Except as described under "Special Advisor's Employment Agreement", all of our Named Executive Officers' employment agreements have indefinite terms, provide for payments to be made on termination and otherwise include standard industry terms and conditions.

        Base compensation for each of our Named Executive Officers as of March 29, 2004 (excluding Mr. Rasul) is as follows: Mr. Campbell receives base compensation of $630,000 per year, Mr. Nanji receives base compensation of $324,702 per year, Mr. Witschonke receives base compensation of U.S.$198,000 per year, Mr. Craft receives base compensation of $300,000 per year and Mr. Smith receives base compensation of $270,000 per year. Upon his resignation as Chief Executive Officer in March 2003, we retained Mr. Rasul to act as a special advisor.

        If we terminate an executive officer's employment we are required to provide 12 months' notice plus one month's notice for every year of employment completed with us to a maximum of 24 months. Generally, if an executive officer is terminated by us after a change of control, or resigns following a change of control and the occurrence of certain events, including those related to an adverse change in his status or duties, the executive officer will be entitled to receive a payment equal to twice his annual compensation, up to $25,000 for job counselling services, and reimbursement for the costs associated with finding alternative employment, up to an amount equal to 10% of his annual compensation (collectively the "Termination Package"). In addition, his options to purchase our common shares will vest immediately. A "change of control" under the employment agreements is deemed to occur, among other things, upon the acquisition of at least 50% of our outstanding common shares by a person or group of persons acting together, on the sale of all or most of our assets or upon our merger or amalgamation with another company. Annual compensation is defined as the sum of the executive officer's annual base salary, annual benefits value and the greater of the present year's bonus or previous year's bonus (excluding the bonus described under "Retention Bonus").

        The employment agreements of the Named Executive Officers, other than Lee Craft, also provided such executives with a retention bonus if they had been continuously employed by us continually until at least November 30, 2003. All retention bonuses were paid in cash in December 2003.

        Special Advisor's Employment Agreement.    As a special advisor to us, Mr. Rasul is responsible for supporting and representing us with respect to certain special projects and initiatives, advising us on particular matters relating to our business, and assisting and advising the President & Chief Executive Officer in carrying out his duties. From March 1, 2003 to December 31, 2003 Mr. Rasul was paid $205,000 under his agreement and continued to receive substantially all of the benefits that our executive officers receive. However, he was not eligible to participate in our annual incentive bonus plan or receive any options under our share option plans. Mr Rasul's agreement has been extended to December 31, 2004.

        Mr. Rasul was also entitled to receive a retention bonus in the same manner as the other Named Executive Officers with the exception of Lee Craft. A retention bonus of $1,222,600 was paid to Mr. Rasul in December 2003.

Compensation of Directors

        We remunerate directors who are not executive officers of Ballard or related directors for services to the board, committee participation and special assignments. Compensation for the directors was revised in

May 2003 such that the directors received two forms of compensation in 2003. The following tables describe the compensation of directors in 2003:

For the period of May 16, 2002 to May 21, 2003, remuneration for each director was as follows:

Annual Retainer (Chairman of the Board)	$100,000
• Payable in Cash

Annual Retainer (Lead Director)	$40,000
• Payable in Cash ($27,500) and common shares ($12,500)

Annual Retainer (Committee Chair)	$30,000
• Payable in Cash ($17,500) and common shares ($12,500)

Annual Retainer (Directors other than Committee Chairs)	$25,000
• Payable in Cash ($12,500) and common shares ($12,500)

Board Meeting Attendance Fee (per meeting)	$1,250

Committee Meeting Attendance Fee (per meeting)
— Committee Chair	$1,250
— Committee Member	$1,000

For the period of May 21, 2003 to June 21, 2004, remuneration for each director was as follows:

Annual Retainer (Non-Executive Chairman of the Board)	$172,000
• Payable in Shares or DSUs

Annual Retainer (Lead Director)	$80,000
• Payable in Shares or DSUs

Annual Retainer (Director)	$45,000
• Payable in Shares or DSUs

Annual Retainer (Committee Chairs)
— Audit Committee	$13,000
— All other Committees	$5,000
• Payable in Shares, DSUs or Cash

Annual Retainer for Audit Committee Members	$3,000
• Payable in Shares, DSUs or Cash

Committee Meeting Attendance Fee (per meeting)
— Committee Chair	$1,400
— Committee Member	$1,300

Board Meeting Attendance Fee (per meeting)	$1,500

        Each independent director that is a U.S. resident receives the same nominal consideration as described above, but such compensation is paid in U.S. dollars rather than Canadian dollars and any share compensation is adjusted accordingly.

        A meeting fee is paid to independent directors for meetings that the director is requested or required to attend that are not official meetings of the board of directors.

        Directors are also reimbursed for travel and other reasonable expenses incurred in connection with attending board meetings. If a meeting or group of meetings is held on a continent other than the continent on which an independent director is resident, that director will receive an additional fee of $2,250 (or U.S.$2,250 in the case of a U.S. resident), in recognition of the additional time required to travel to and from the meeting or meetings.

        We satisfy our directors' annual retainers utilizing 100% equity-based compensation. Starting in 2003, we ceased the practice of annual grants of share options to our directors. Meeting attendance fees are still payable in cash.

        A deferred share unit plan (the "Deferred Share Unit Plan") for our directors who are not our officers or nominees of DaimlerChrysler or Ford was approved by our shareholders on May 22, 2003. Under the Deferred Share Unit Plan each independent director may elect to receive a number of DSUs to satisfy his or her total annual retainer. A DSU is a notional common share having the same value as one of our common shares at the time of grant. However, a DSU is not redeemed until such time as the director leaves the board and its value upon redemption will be based on the value of our common shares at that time. The Deferred Share Unit Plan thereby provides the financial equivalent of an ongoing equity interest in us through our directors' board service. Directors are entitled to elect to participate in the Deferred Share Unit Plan or to receive their annual retainers in common shares. The 2003 Share Distribution Plan will be used to satisfy the redemption of DSUs issued pursuant to the Deferred Share Unit Plan and any issuance of common shares to satisfy the annual retainer.

        In 2003, DSUs were granted to directors as follows:

Name	DSUs Granted(1) (#)	Total Value of DSUs ($)

A. Charles Baillie	3,621	41,333

Ian Bourne	2,186	32,250

Ed Kilroy	2,036	30,000

Denise Morrison	2,718	39,346

Firoz Rasul	6,209	86,000

John Sheridan	2,217	32,500

Mark Suwyn	2,718	39,346

Douglas Whitehead	2,360	34,875

(1)
Represents DSUs granted for the period from May 23, 2003 — April 4, 2004

Indebtedness of Directors, Executive Officers and Senior Officers

        All indebtedness described below was incurred before July 30, 2002, the date that Sarbanes-Oxley came into effect. In compliance with that legislation, no new personal loans to directors or executive officers were made or arranged, and no existing personal loans were renewed or modified, after July 30, 2002.

        We made a loan on April 30, 2001 to Mr. Nanji to assist him in paying a portion of his taxes (the "Tax Assistance Loan") that were due in 2000 related to compensation paid in the form of common shares. The compensation we pay to our senior officers is a combination of cash and our common shares. When our common shares are issued to a senior officer as compensation, the senior officer is deemed, for tax purposes, to have received the fair value of the shares at the time of issue, even if the shares have not been sold. As a result of trading restrictions imposed by us on certain of our senior officers, Mr. Nanji was unable, in a timely manner, to sell a sufficient number of shares to fund the tax liability accrued in respect of the payment of his employment compensation through the issue of shares. The trading restriction was applicable to Mr. Nanji due to his knowledge of various pending material transactions for which he was responsible. The amount loaned to Mr. Nanji was $440,000.

        The Tax Assistance Loan was renegotiated in 2002 to be interest-free, effective March 1, 2002. Mr. Nanji repaid all outstanding interest owed to us up to and including February 28, 2002. The imputed interest value on Mr. Nanji's loan was nil in 2003, $10,417 in 2002 and $735 in 2001.

        The Tax Assistance Loan is evidenced by a promissory note and as security for the loan, Mr. Nanji has pledged certain options he holds to purchase our common shares. The Tax Assistance Loan is required to be repaid on the earlier of (a) April 30, 2004 unless the price of our common shares does not exceed $100 per share on the TSX, in which case the tax assistance loan is due on April 30, 2005, (b) the date on which our common shares trade over $100 per share on the TSX, and (c) in certain circumstances, the termination of Mr. Nanji's employment with us. Any proceeds from the sale of shares resulting from the exercise of the options pledged as security for the Tax Assistance Loan must be applied to reduce the amount outstanding under the loans.

        On April 30, 2003 Mr. Campbell received funds under an interest free loan of $500,000 granted under the terms of Mr. Campbell's employment agreement dated July 22, 2002 for the purchase of a home in accordance with the provisions of his employment agreement (the "House Loan"). The House Loan is evidence by a promissory note and as security for the note, Mr. Campbell's spouse has guaranteed the House Loan and we have registered a mortgage for $500,000 on the home.

        As at May 6, 2004, the aggregate indebtedness to us, or any of our subsidiaries, of our current or former directors, officers and employees was $1,365,000. The following table sets out the indebtedness of our senior officers.

Table of Indebtedness of Directors, Executive Officers and Senior Officers
Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding in 2003	Amount Outstanding as at May 6, 2004

Dennis Campbell President & Chief Executive Officer	Lender	$500,000	$500,000

Noordin Nanji Vice President, Corporate Strategy & Development and Corporate Secretary	Lender	$443,109	$440,000

Directors' and Officers' Liability Insurance

        Under existing policies of insurance, we are entitled to be reimbursed for indemnity payments we are required or permitted to make to our directors and officers. Our directors and officers as individuals are insured for losses arising from claims against them for certain of their actual or alleged wrongful acts (as defined within the insurance policy). The policy provides maximum coverage in any one policy year of U.S.$35 million in total annual claims (subject to a deductible of U.S.$200,000 to U.S.$500,000 per claim, payable by us). The annual premium in the current fiscal year is U.S.$1,247,250. The premiums for the policy are not allocated between directors and officers as separate groups. In addition, we have entered into agreements with each of our directors providing that we will indemnify the director against all expense, liability and loss reasonably incurred or suffered by the director in his or her capacity as a director.

ADDITIONAL INFORMATION

        Additional information relating to us is included in our Annual Report for the year ended December 31, 2003, which includes our audited financial statements for the years ended December 31, 2003 and 2002 and the accompanying audit report. Copies of the Annual Report and the relevant portion of any documents incorporated by reference in the Annual Report, copies of our most current annual information form and interim financial statements, as well as additional copies of this proxy circular, may be obtained upon request from our Corporate Secretary, at 4343 North Fraser Way, Burnaby, British Columbia V5J 5J9 Canada.

        Any shareholder who intends to present a proposal at our 2005 annual meeting of shareholders must send the proposal to our Corporate Secretary at 4343 North Fraser Way, Burnaby, British Columbia V5J 5J9 Canada. In order for the proposal to be included in the proxy materials we send to shareholders for that meeting, the proposal

  •
  must be received by us no later than February 5, 2005, and

  •
  must comply with the requirements of section 137 of the CBCA.

        We are not obligated to include any shareholder proposal in our proxy materials for the 2005 annual shareholders' meeting if the proposal is received after the February 5, 2005 deadline.

                      BY ORDER OF THE BOARD

                      "Noordin S.K. Nanji"
                      Noordin S.K. Nanji
                      Vice President, Corporate Strategy &
                      Development and Corporate Secretary

Dated: May 6, 2004

APPENDIX A

BOARD OF DIRECTORS MANDATE

Scope

        The board of directors is responsible for the overall corporate governance of Ballard. It oversees and directs the management of the Corporation's business and affairs. In doing so, it must act honestly, in good faith, and in the best interests of Ballard. The board of directors guides the Corporation's strategic direction, evaluates the performance of the Corporation's executives, monitors the Corporation's financial results, and is ultimately accountable to the Corporation's shareholders, employees, customers, suppliers, and regulators. The board members are kept informed of the Corporation's operations at meetings of the board and its committees, and through reports and analyses by, and discussions with, management. Under the corporate governance guidelines of the Toronto Stock Exchange, the board should be composed of a majority of unrelated directors. The board manages the delegation of decision making authority to management through board resolutions under which management is given authority to transact business, but only within specific limits and restrictions.

Duties and Responsibilities

A)    Meetings

        Meetings of the board will be held as required, but at least six times a year. In addition, the board will ensure that in-camera sessions of all directors excluding management and of the independent directors are held at the end of each regular in-person board meeting.

B)    Selection of Management

        The board is responsible for appointing the Chief Executive Officer ("CEO"), for monitoring and evaluating the CEO's performance, and approving the CEO's compensation. Upon recommendation of the CEO and the Management Development, Compensation & Nominating Committee, the board is also responsible for approving the appointment and reviewing the remuneration of all executives who are appointed by the board. The board should also ensure that adequate plans are in place for management succession and conduct an annual review of such plans.

C)    Corporate Strategy

        The board is responsible for reviewing and approving the Corporation's corporate mission statement and corporate strategy on a yearly basis, as well as determining the goals and objectives to achieve and implement the corporate strategy, while taking into account, among other things, the opportunities and risks of the business. Each year, the board meets for a strategic planning session to set the plans for the upcoming year. In addition to the general management of the business, the board expects management to achieve the corporate goals set by the board, and the board monitors throughout the year the progress made against these goals.

        In addition, the board approves key transactions which have strategic impact to Ballard, such as acquisitions, key collaborations, key supply arrangements, and strategic alliances. Through the delegation of signing authorities, the board is responsible for setting out the types of transactions which require approval of the board before completion.

D)    Fiscal Management and Reporting

        The board monitors the financial performance of Ballard and must ensure that the financial results are reported (a) to shareholders and regulators on a timely and regular basis, and (b) fairly and in accordance with generally accepted accounting principles. The board must also ensure that all material

A-1

developments of Ballard are disclosed to the public on a timely basis in accordance with applicable securities regulations. In the spring of each year, the board reviews and approves the Annual Report, which is sent to shareholders of Ballard and describes the achievements and performance of Ballard for the preceding year. The Audit Committee also approves (subject to shareholder ratification) the appointment of Ballard's auditors on an annual basis.

E)    Legal Compliance

        The board is responsible for overseeing compliance with all relevant policies and procedures by which we operate and ensuring that we operate at all times in compliance with all applicable laws and regulations, and to the highest ethical and moral standards.

F)    Statutory Requirements

        The board is responsible for approving all matters which require board approval as prescribed by applicable statutes and regulations, such as payment of dividends and issuances of shares. Management of Ballard ensures that such matters are brought to the attention of the board as they arise.

G)   Formal Board Evaluation

        Each year, the board should conduct an annual evaluation and review of its performance during the past year and discuss, based on the results of such evaluation, what steps may be necessary or desirable to improve board effectiveness. In addition, each individual director's performance is evaluated and reviewed annually.

H)   Risk Management

        The board is responsible for identifying Ballard's principal risks and ensuring the implementation of appropriate systems to manage these risks. The board is also responsible for the integrity of Ballard's internal control and management of information systems.

I)     External Communications

        The board is responsible for overseeing the establishment, maintenance and annual review of Ballard's external communications policies which should address how Ballard interacts with analysts and the public and should also contain measures for Ballard to avoid selective disclosure. The board is responsible for establishing a process for receiving shareholder feedback. This is achieved through a semi-annual presentation of an investor relations report which contains a summary of the feedback and common enquiries received from shareholders, as well as a summary of the investor relations activities conducted by the Corporation.

A-2

APPENDIX B

INDIVIDUAL DIRECTORS TERMS OF REFERENCE

Mandate

        In carrying out his or her responsibilities as a member of the board of directors, each director owes a fiduciary duty to Ballard and must ensure that he or she:

  (1)
  acts honestly and in good faith with a view to the best interests of Ballard; and

  (2)
  exercises the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Duties and Responsibilities

        In carrying out his or her mandate as a director, each director must:

  (1)
  maintain confidentiality of all information which is learned in his or her capacity as a director;

  (2)
  exercise good judgment and act with integrity;

  (3)
  avoid conflicts of interest;

  (4)
  disclose contracts or arrangements in which the director has an interest;

  (5)
  be an available resource to management and the rest of the board;

  (6)
  ensure that Ballard operates according to best practices;

  (7)
  support and encourage legal, ethical and credible business practices;

  (8)
  act and function independently of management; and

  (9)
  be available for communications with the Chairman of the Board and/or CEO between meetings;

        To promote the effectiveness of Board and committee meetings, each director must:

  (1)
  prepare for such meetings by reviewing the materials sent out in advance of the meeting;

  (2)
  attend each meeting whenever possible;

  (3)
  be in attendance for the full duration of the meeting, whenever possible;

  (4)
  have acquired adequate information necessary for decision making;

  (5)
  participate fully and frankly in deliberations and discussions during the meeting;

  (6)
  encourage free and open discussion of the affairs of Ballard by the board members; and

  (7)
  question senior management appropriately regarding strategy, operations and results;

        In order to be able to make well informed decisions, each director must:

  (1)
  remain knowledgeable about Ballard's products and industry;

  (2)
  develop a thorough understanding of Ballard's role in the industry and the community;

  (3)
  maintain an understanding of the regulatory, business, social and political environments in which Ballard operates; and

  (4)
  remain knowledgeable about Ballard's facilities and visit them when appropriate.

B-1

APPENDIX C

AUDIT COMMITTEE MANDATE

Purpose

        The purpose of the Audit Committee (the "Committee") is to assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and the public, the systems of corporate controls which management and the board of directors have established, and overseeing the audit process. The Committee also is mandated to review and approve all related party transactions, as further described below under "Duties and Responsibilities", other than those related party transactions in respect of which the board has delegated review to a special committee of independent directors.

        More specifically the purpose of the Committee is to satisfy itself that:

A)
the Corporation's annual financial statements are fairly presented in accordance with generally accepted accounting principles and to recommend approval of the annual financial statements to the board;

B)
the financial information contained in the Corporation's quarterly financial statements, Annual Report to Shareholders and other financial publications such as Management's Discussion and Analysis, the Annual Information Form, Management Proxy Circular and information contained in any prospectus is complete and accurate in all material respects and to recommend to the board approval of these materials other than the quarterly financial statements which do not require full board approval;

C)
the Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements and to manage financial and asset related risks;

D)
the external audit function has been effectively carried out and that any matter which the external auditors wish to bring to the attention of the Committee or board of directors has been addressed. The Committee is also responsible for appointing (subject to approval by the shareholders at the Corporation's annual meeting of shareholders) and overseeing the external auditors, monitoring the external auditors' qualifications and independence, pre-approving all substantive audit services and non-audit services performed by the external auditors, and determining the appropriate level of remuneration for the external auditors. The external auditors will report directly to the Audit Committee, and the Audit Committee and board of directors each have the authority to terminate the external auditors' engagement;

E)
management has established and is maintaining processes to assure compliance by the Corporation with all applicable laws, regulations and corporate policies;

F)
the internal audit function is being effectively carried out and that the Committee is meeting with the internal auditor (or persons responsible for the function) as necessary;

G)
the related party transactions being reviewed by the Committee are in the best interests of the Corporation; and

H)
it has engaged any necessary independent counsel or other advisors in fulfilling its duties and responsibilities, as set forth in this Mandate.

        In this Mandate, the "Corporation" means Ballard Power Systems Inc. and a "director" means a board member.

Composition and Eligibility

A)
Following each annual meeting of shareholders of the Corporation, the board will elect from its members not less than three directors to serve on the Committee. Each member of the Committee must meet the independence and expertise requirements for audit committees imposed by any listing standards of NASDAQ or the Toronto Stock Exchange, any applicable statutes, or applicable rules or regulations of the U.S. Securities Exchange Commission or Canadian regulatory authorities.

B)
Any member may be removed or replaced at any time by the board and will cease to be a member upon ceasing to be a director of the Corporation. Each member will hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced whichever occurs first.

C)
The Committee Chair will be appointed by the Committee.

D)
The Committee will appoint its own Secretary.

E)
All members of the Committee must have working familiarity with basic finance and accounting practices, and be able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement at the time of their appointment.

F)
At least one member of the Committee must be an audit committee "financial expert" as defined by the applicable rules set out by the U.S. Securities and Exchange Commission (the "SEC") or any other regulatory authority. The financial expert must have all of the following five attributes:

(i)
an understanding of GAAP or the generally accepted accounting principles used by the issuer in preparing its primary financial statements filed with the SEC;

(ii)
the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii)
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more person engaged in such activities;

(iv)
an understanding of internal controls and procedures for financial reporting; and

(v)
an understanding of audit committee functions.

  The financial expert must have acquired the requisite attributes through any one or more of the following methods:

  (vi)
  education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

  (vii)
  experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

  (viii)
  experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements;

  (ix)
  or other relevant experience, based on the determination by the board of directors as to the specific experience which satisfies this requirement.

G)
Any member of the Committee who serves on more than three public company audit committees must inform the Chairman of the Board, so that the board may consider and discuss with such member any issues related to his or her effectiveness and time commitment.

Meetings and Operations

A)
The Committee will meet at least four times per year. The meetings will be scheduled to permit timely review of the interim and annual financial statements, as well as the Corporation's other financial disclosures and related party transactions. Additional meetings may be held as deemed necessary by the Chair of the Committee or as requested by any Committee member or the external auditors. In addition, the internal auditor (or persons performing such function) may also request the Chair of the Committee to call a meeting.

B)
If all members consent, and proper notice has been given or waived, a member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating in such a meeting by any such means is deemed to be present at that meeting.

C)
All directors who are not Committee members will be given notice of every meeting of the Committee and will be allowed to attend as observers, unless deemed inappropriate by the Committee in cases where a potential conflict of interest may exist, such as discussions concerning related party transactions. In addition, the Committee may require certain members of senior management to attend particular meetings.

D)
The external auditors will be given notice of, and have the right to appear before and to be heard at, every meeting of the Committee (except for any meetings of the Committee specifically with management or the internal auditor) and will appear before the Committee when requested to do so by the Committee.

E)
The Committee is authorized to request the presence, at any meeting, of senior management, legal counsel or anyone else who could contribute substantively to the subject of the meeting.

F)
The minutes of all meetings of the Committee will be provided to the board of directors.

G)
The Committee will report to the board of directors at its next regular meeting all action it has taken since the previous reports.

H)
Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

I)
The Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Committee. The Committee may retain outside advisors having special expertise to assist it in fulfilling its responsibilities, and determine the appropriate level of remuneration for such outside advisors.

J)
The Committee members will receive minutes of all meetings of the Corporation's internal Disclosure Committee.

K)
The Committee may form and delegate authority to subcommittees. In particular, the Committee may delegate to one or more of its members the authority to pre-approve audit or non-audit services, provided that the decisions of any member(s) to whom pre-approval authority is delegated will be presented to the Committee at the next Committee meeting.

Duties and Responsibilities

A)
Financial Reporting Control Systems

        The Committee will:

  (i)
  review with management any significant changes in financial risks facing the Corporation;

  (ii)
  review the management letter from the external auditors and the Corporation's responses to suggestions made;

  (iii)
  annually review the Mandate of the Committee;

  (iv)
  obtain assurance from the external auditors regarding the overall control environment and the adequacy of accounting systems controls;

  (v)
  annually review specific matters affecting financial reporting, including but not limited to, the Corporation's insurance coverage, the status of the Corporation's tax loss carry-forwards, pension and health care liabilities, and off balance sheet transactions;

  (vi)
  review the appointment of the financial senior executives of the Corporation, prior to recommendation by the Management Development & Compensation Committee to the board;

  (vii)
  establish and maintain a set of procedures for the receipt, retention and treatment of complaints received by the Corporation concerning accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

  (viii)
  discuss and consider policies with respect to risk assessment and risk management;

  (ix)
  discuss earnings press releases and earnings guidance, as well as the release of significant new financial information; and

  (x)
  meet separately and periodically, no less than annually, with management, with internal auditors (or the persons responsible for the internal audit function) and with external auditors.

B)
Interim Financial Statements

  The Committee will, prior to their release, review interim (quarterly) financial statements and Management's Discussion and Analysis with the Corporation's officers and external auditors and approve their release. This will include significant transactions which have occurred in the quarter.

C)
Annual Financial Statements and Other Financial Information

  The Committee will:

  (i)
  review any changes in accounting policies or financial reporting requirements that may affect the current year's financial statements;

  (ii)
  obtain summaries of significant transactions, and other complex matters whose treatment in the annual financial statements merits advance consideration;

  (iii)
  obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by the Corporation's officers;

  (iv)
  review a summary provided by the Corporation's legal counsel of the status of any material pending or threatened litigation, claims and assessments;

  (v)
  discuss the annual financial statements, Management's Discussion and Analysis and the auditors' report thereon, in detail with the Corporation's officers and the external auditors;

  (vi)
  review and recommend to the board of directors approval of all financial disclosure contained in prospectuses, annual information forms, management proxy circulars and other similar documents;

  (vii)
  before the release of each quarterly report and annual financial statements, discuss with the external auditors all matters required by SAS 61 (including the auditors' responsibility under GAAP, the selection of and changes in significant accounting policies or their application, management judgments and accounting estimates, significant audit adjustments, the external auditors' responsibility for information other than financial statements, disagreements with management, consultation with other accountants, and difficulties encountered in performing the audit) and CICA Handbook section 5751 (which governs the communications between the external auditors and the Committee); and

  (viii)
  provide the board of directors with a recommendation for approval of the annual financial statements.

D)
Relationship with External Auditors

The Committee will:

(i)
appoint the external auditors; if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition. The external auditors will report directly to the Committee, and the Committee and the board of directors each have the authority to terminate the external auditors' engagement. The Committee will not appoint an external auditor who has previously employed the Corporation's CEO, CFO, controller or chief accounting officer and where such person participated in any capacity in the audit of the Corporation within the past year;

(ii)
annually review and approve the terms of engagement and determine the remuneration of the external auditors;

(iii)
monitor the external auditors' qualifications and independence through the activities listed in section (F) below, "Independence of External Auditors";

(iv)
review the audit plan with the external auditors and approve all substantive audit services in advance;

(v)
approve in advance any services to be provided by the external auditors which are not related to the audit, including the fees and terms of engagement relating to such non-audit services for the Corporation and its subsidiaries. Specifically, the Committee must not allow the external auditors to provide the following services:

a)
bookkeeping services;

b)
financial information systems design and implementation;

c)
appraisal or valuation services, fairness opinions or contribution-in-kind reports;

d)
actuarial services;

e)
internal audit services which relate to the Corporation's internal accounting controls, financial systems or financial statements;

    f)
    investment banking, broker, dealer or investment advisor services;

    g)
    management and human resources services;

    h)
    legal services and expert services unrelated to the audit (however the external auditors may provide tax services); and

    i)
    any other services that the Public Company Accounting Oversight Board determines by regulation, or the Corporation's board of directors determines, to be impermissible.

  (vi)
  review performance against audit proposal plan;

  (vii)
  discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters;

  (viii)
  receive from the external auditors a report with respect to:

  a)
  all critical accounting policies and practices;

  b)
  all alternative treatments of financial information within GAAP that have been discussed with management, implications of their use and the external auditors' "preferred treatment";

  c)
  any other material written communications between the external auditors and management;

  d)
  the internal quality-control procedures of the external auditors;

  e)
  any material issues raised by the most recent internal quality-control review of the external auditors' firm, or by an inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors' firm, and any steps taken to deal with any such issues; and

  f)
  all relationships between the external auditors and the Corporation as detailed in §(i) under Section F — Independence of External Auditors;

  g)
  resolve all disagreements between management and the external auditors regarding financial reporting; and

  h)
  ensure that the audit partners representing the external auditors meet the rotation requirements set out by the U.S. Securities and Exchange Commission and by any other applicable Canadian or U.S. securities regulatory authority or stock exchange.

E)
Treasury Policy

  The Committee will:

  (i)
  review and approve the treasury policy; and

  (ii)
  review the quarterly Treasury Report.

F)
Independence of External Auditors

  The Committee will oversee the independence of the Corporation's external auditors by:

  (i)
  receiving from the external auditors, on a periodic basis, a formal written statement delineating all relationships between the external auditors and the Corporation consistent with ISBS No. 1;

  (ii)
  reviewing and actively discussing with the board of directors, if necessary, and the external auditors, on a periodic basis, any disclosed relationships or services between the external auditors and the Corporation or any other disclosed relationships or services that may impact the objectivity and independence of the external auditors;

  (iii)
  recommending, if necessary, that the board of directors take action to satisfy itself, of the external auditors' independence; and

  (iv)
  ensuring that the Corporation does not hire as the Corporation's CEO, CFO, controller or chief accounting officer any person who was employed by the Corporation's external auditors and who participated in any capacity in the audit of the Corporation during the one-year period preceding the initiation of the current audit.

G)
Internal Audit and Controls

  The Committee will ensure that the Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements and to manage financial and asset related risks. The Committee will annually review the internal auditors' report on the adequacy of the Corporation's internal controls, policies and procedures.

H)
Related Party Transactions

  The Committee will review and approve all related party transactions, other than those related party transactions in respect of which the board has delegated review to a special committee or independent directors or those related party transactions which are previously approved under the mandate of the Management Development, Nominating and Compensation Committee, including, but not limited to, executive employment agreements and compensation matters. A related party transaction is defined as a transaction in which the Corporation or any of its subsidiaries is to be a party, which involves an amount exceeding U.S. $60,000 and in which any of the following persons have a direct or indirect material interest:

  (i)
  a director or executive officer of the Corporation;

  (ii)
  any nominee for election as a director of the Corporation;

  (iii)
  any security holder of the Corporation known by the Corporation to own (of record or beneficially) more than 5% of any class of the Corporation's voting securities; and

  (iv)
  any member of the immediate family of any of the foregoing persons.

  In carrying out its responsibilities in reviewing and approving related party transactions, the Committee will:

  (v)
  receive details of all related party transactions proposed by the Corporation, other than those related party transactions which the board has delegated review of to a special committee of independent directors;

  (vi)
  discuss such related party transactions with the representatives of the relevant parties (the "Representatives") and with the Corporation's executive officers;

  (vii)
  review the terms and conditions of each related party transaction;

  (viii)
  with respect to the holders of common shares, consider the effect of the related party transaction on, and the fairness of the related party transaction to, such shareholders;

  (ix)
  recommend any revisions to the structure of the related party transaction that the Committee considers to be necessary or advisable;

  (x)
  if a valuation or fairness opinion is required by any applicable statutes or regulations, supervise the preparation of such valuation or fairness opinion; and

  (xi)
  if approval of the board of directors is necessary, provide a recommendation to the board of directors with respect to the related party transaction.

  As part of its review of all related party transactions, the Committee will:

  (i)
  review all existing loans and advances to the Corporation's executive officers or directors; and

  (ii)
  approve all future loans, advances or other forms of indebtedness to be made by the Corporation to its executive officers or directors.

Performance Evaluation

        The Committee will perform an annual evaluation of its performance, having regard to the issues reviewed during the year.

Committee Timetable

        The timetable below generally outlines the Committee's anticipated schedule of activities during the year.

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D

A. Financial Reporting Control Systems

(i)	Review with management any significant changes in financial risks facing the Corporation.		X		X			X			X

(ii)	Review the management letter from the external auditor and corporation's responses to suggestions made.				X

(iii)	Annually review the Committee mandate.			X

(iv)	Obtain assurance from the external auditors regarding the overall control environment and the adequacy of accounting systems controls.		X

(v)	Review specific matters as required affecting financial reporting such as insurance coverage, the status of the Corporation's tax loss carry-forwards, pension and health care liabilities, and off balance sheet transactions.

(vi)	Review the appointment of the financial senior executives of the Corporation.

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D

(vii)	Establish and maintain a set of procedures for the receipt, retention and treatment of complaints received by the Corporation concerning accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters, and review submissions as received.

(viii)	Discuss and consider policies with respect to risk assessment and risk management.							X

(ix)	Discuss earnings press releases and earnings guidance as well as the release of significant new financial information		X		X			X			X

(x)	meet separately and periodically, no less than annually, with management, with internal auditors (or persons responsible for the internal audit function) and with independent auditors.		X
B. Interim Financial Statements

(i)	Review and approval of interim financial statements and MD&A				X			X			X

C. Annual Financial Statements and Other Financial Information

(i)	Review any changes in accounting policies or financial reporting requirements that may affect the current year's financial statements.		X		X			X			X

(ii)	Obtain summaries of significant transactions, and other complex matters whose treatment in the annual financial statements merits advance consideration.		X		X			X			X

(iii)	Obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by the corporation's officers.		X

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D

(iv)	Review summary provided by the Corporation's legal counsel of the status of any material pending or threatened litigation, claims and assessments.		X		X			X			X

(v)	Discuss the annual financial statements, MD&A and the auditors' report thereon in detail with the Corporation's officers and the external auditors.		X

(vi)	Review and recommend to the board of directors approval of all financial disclosure contained in prospectuses, annual information forms, management proxy circulars and other similar documents.			X

(vii)	Before the release of each quarterly report and annual financial statements, discuss with the external auditors all matters required by SAS 61 and Handbook section 5751.		X		X			X			X

(viii)	Provide the board with a recommendation for approval of the annual financial statements.		X

D. Relationship with External Auditors

(i)	Annually appoint (subject to shareholder approval) and review terms of engagement and remuneration of external auditor.			X									X

(ii)	Review the audit plan with the external auditors and approve all substantive audit services in advance.												X

(iii)	Approve permissible non-audit services in advance

(iv)	Review performance against audit proposal plan.		X

(v)	Discuss in private with the external auditor's matters affecting the conduct of their audit and other corporate matters.		X		X			X			X

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D

(vi)	Receive a report from the external auditor with respect to:
(a)	all critical accounting policies and practices;		X
(b)	all alternative treatments of financial information within GAAP that have been discussed with management, implications of their use and the external auditors' "preferred treatment";		X
(c)	any other material written communications between the auditor and management;		X
(d)	the internal quality-control procedures of the external auditors;		X
(e)	any material issues raised by the most recent internal quality-control review of the external auditors' firm, or by an inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by such firm, and any steps taken to deal with any such issues; and		X
(f)	all relationships between the external auditors and the Corporation, as detailed in §(i) under Section F — Independence of External Auditors.		X

E. Treasury

(i)	Review and approve the Treasury Policy.			X

(ii)	Review the Quarterly Treasury Report.		X		X			X			X

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D

F. Independence of External Auditors

(i)	Receive from the external auditors, on a periodic basis, a formal written statement delineating all relationships between the external auditors and the Corporation consistent with ISB No. 1		X

(ii)	Review and actively discuss with the board of directors, if necessary, and the external auditors, on a periodic basis, any disclosed relationships or services between the external auditors and the Corporation or any other disclosed relationships or services that may impact the objectivity and independence of the external auditors		X

(iii)	Recommend, if necessary, that the board take action to satisfy itself, of the external auditors' independence.

G. Internal Audit and Controls

(i)	Ensure that the Corporation has appropriate systems of internal control.

(ii)	Annually review the internal auditors' report on the adequacy of the internal controls, policies and procedures.		X

H. Related Party Transactions

(i)	Review and approve the Corporation's related party transactions

I. Performance Evaluation

(i)	Perform annual evaluation of its performance												X

APPENDIX D

MANAGEMENT DEVELOPMENT, NOMINATING &
COMPENSATION COMMITTEE MANDATE

Purpose

        The purpose of the Management Development, Nominating & Compensation Committee (the "Committee") is to review and approve the Corporation's employee and management compensation policies and practices, incentive compensation plans (cash and equity-based (short and long term) incentive plans), the amount and form of compensation of the senior officers of the Corporation, all appointments of employees as senior officers, all director nominations to the board and succession plans for directors and senior officers of the Corporation. In this Mandate, the "Corporation" means Ballard Power Systems Inc. and a "director" means a board member.

Composition

A)
All of the members of the Committee must be unrelated/independent directors. There will be at least three members of the Committee.

B)
The Committee Chair will be appointed by the Committee.

Meetings

A)
The Committee will appoint its own Secretary. The Secretary in conjunction with the Chairman of the Committee will draw up an agenda which will be circulated in advance to the members of the Committee with the materials for the meeting.

B)
All directors who are not members of the Committee will be given notice of every meeting of the Committee and will be allowed to attend as observers. In addition, the Committee may require certain members of senior management to attend particular meetings.

C)
The President and CEO will be given notice of all meetings and will normally be requested to attend, other than in cases where the Committee wishes to meet in-camera. Other executives of the Corporation will attend at the request of the Committee.

D)
Meetings will be chaired by the Chairman of the Committee, or in his absence by a member chosen by the Committee from among themselves.

E)
The Committee will meet at least four times per year.

F)
A quorum for transaction of business in any meeting of the Committee is a majority of members.

G)
The board will be kept informed of the Committee's activities by an oral report, presented by the Chairman of the Committee, to the board at the next regularly scheduled meeting of the board following each Committee meeting. The minutes of all Committee meetings will be circulated to members of the board.

Duties and Responsibilities

A)
Determine remuneration and other benefits of the Corporation's senior officers and consultants

        In fulfilling this responsibility, the Committee will

  (i)
  annually approve the CEO's personal performance goals,

  (ii)
  determine the remuneration, benefits and terms and conditions of employment of the CEO in light of the Corporation's financial and non-financial performance. Where the CEO is also the

    Chairman of the Board, the Committee will also receive input from the Corporate Governance Committee on the evaluation and performance of the Chairman of the Board,

  (iii)
  approve the remuneration of the other senior officers of the Corporation,

  (iv)
  have the authority to appoint, determine the level of remuneration for, oversee and terminate services provided by, consultants. Any consultants engaged by the Corporation at the direction of the Committee will report directly to the Committee, and

  (v)
  set and review executive share ownership guidelines and monitor compliance.

B)
Recommend Board Nominees

        The Committee will seek out and recommend to the board of directors the nominees for appointment, election or re-election to the board. Review and approve the Corporation's equity-based incentive plans and distributions under such plans

        In fulfilling this responsibility the Committee will

  (i)
  review eligibility criteria and award guidelines,

  (ii)
  review the proposals of the CEO and approve and make determinations on equity-based incentive plans such as share option and share distribution plans, and

  (iii)
  review the proposals of the CEO and make recommendations to the board regarding option, share and share equivalent allocations.

C)
Succession Planning

        As required, the Committee will review and approve succession plans for directors, senior officers of the Corporation, and as deemed necessary by the Committee, any other officers of the Corporation.

        In fulfilling this responsibility for succession plans for directors, the Committee will

  (i)
  develop and regularly review director qualification standards,

  (ii)
  develop a procedure for director selection to ensure that a broad number of skills are present on the board, and

  (iii)
  ensure that a procedure is developed to allow individual shareholders to recommend director nominees to the Committee for consideration.

        In fulfilling this responsibility for succession plans for senior officers, the Committee will

  (i)
  review the functions of senior officers of the Corporation,

  (ii)
  review and discuss qualifications of proposed candidates named in succession plans, and

  (iii)
  provide guidance to management with respect to the succession plans.

D)
Review and approve regulatory filings

        The Committee will review and approve the disclosure to be made of director and executive remuneration in the Management Proxy Circular.

E)
Seek information from the Corporation or independent advisors

        The Committee will have the authority to seek any information that it requires from any senior officer or employee of the Corporation. The Committee is authorized to obtain such independent advice as it considers necessary.

        The timetable set out below generally outlines the Committee's anticipated schedule of activities during the year.

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D

A. Board Nominees

(i)	Board succession planning												X

(ii)	Review upcoming year's board nominees		X

(iii)	Approval of nominees for board to be included in management proxy circular			X

B. Executive Nominees

(i)	Approve succession plans for executive officers					X

(ii)	Approve compensation of new executive officers (as required)

(iii)	Confirmation of executive team					X

(iv)	Set and review executive share ownership guidelines and monitor compliance												X

A. The Corporation's Incentive Plans

(i)	Review and approval of new compensation and incentive plans, as necessary			X						X

(ii)	Review and approve corporate bonus goals												X

(iii)	Review and approve corporate multiplier		X

D. CEO Performance

(i)	Review and approve the CEO evaluation process												X

(ii)	Evaluate CEO performance		X

(iii)	Set CEO's personal performance goals												X

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D

E. Compensation

(i)	Review of compensation policy and competitive pay position relative to market; present proposals for change for board approval									X

(ii)	Review and approval of retirement/pension plan design and application issues									X

(iii)	Review of executive and employee annual compensation adjustment budget and long-term incentives funding proposal												X

(iv)	Review and approve proposed executive salary increase guidelines												X

(v)	Approval of executive and employee compensation adjustments and bonus awards (cash, shares and share equivalent) for prior year performance, and long-term incentive allocations			X

F. Miscellaneous

(i)	Approval of Committee's report for inclusion in management proxy circular			X

(ii)	Annually review Committee mandate		X

APPENDIX E

CORPORATE GOVERNANCE COMMITTEE MANDATE

Purpose

        The purpose of the Corporate Governance Committee (the "Committee") is to monitor the governance of the board of directors (including the size of the board and the profiles of the board members) and board committees, and to monitor director compensation matters. When the Chairman of the Board is also a senior officer of the Corporation, the Chairman of the Committee acts as Lead Director to ensure that appropriate structures and procedures are in place to allow the board to function independently of management. In this Mandate, the "Corporation" means Ballard Power Systems Inc. and a "director" means a board member.

Composition

A)
The Committee will have a majority of unrelated/independent directors.

B)
The Committee will elect its own Chairman.

C)
The Committee will be composed of no fewer than four and no more than six directors.

Meetings

A)
Meetings of the Committee will be held as required, but at least four times a year.

B)
The Committee will appoint its own Secretary. The Secretary, in conjunction with the Chairman of the Committee, will draw up an agenda, which will be circulated, in advance to the members of the Committee along with the materials for the meeting.

C)
Meetings will be chaired by the Chairman of the Committee, or in his absence by a member chosen by the Committee from among themselves.

D)
The President, CEO and Chairman of the Board will be given notice of all meetings and will normally be requested to attend, other than in cases where the Committee wishes to meet in-camera. Other executives of the Corporation will attend at the request of the Committee.

E)
All directors who are not Committee members will be given notice of every meeting of the committee and will be allowed to attend as observers. In addition, the Committee may require certain member of senior management to attend particular meetings.

F)
A quorum for transaction of business in any meeting of the Committee is a majority of members.

G)
The board will be kept informed of the Committee's activities by an oral report presented to the board at the next regularly scheduled meeting of the board following each Committee meeting. The minutes of all Committee meetings will be circulated to the members of the board.

Duties and Responsibilities

A)
Monitor corporate governance issues

        In fulfilling this responsibility, the Committee will:

  (i)
  advise the Chairman of the Board and the board of directors on matters of corporate governance;

  (ii)
  advise the board on issues of conflict of interest for individual directors;

  (iii)
  conduct, on an annual basis, an assessment of the effectiveness of the board, the committees of the board, and the individual directors, and report on such assessments to the full board;

  (iv)
  annually review the mandates for each of the committees of the board;

  (v)
  recommend to the board the approval of mandates for each of the committees of the board;

  (vi)
  set and monitor minimum attendance guidelines for board of directors and committee meetings;

  (vii)
  set and periodically review director minimum share ownership requirements;

  (viii)
  consider and approve, where appropriate, requests by individual directors to engage the services of outside experts and advisors at the expense of the Corporation, so long as the CEO is given full knowledge of such engagement, unless the provision of such knowledge would be inappropriate in the circumstances; and

  (ix)
  at the request of the board, consider any other matters which will assist the board to meet its responsibilities regarding corporate governance matters, including adherence to any governance guidelines or rules established by applicable regulatory authorities.

  (x)
  develop guidelines for the required resignation of directors and assess performance of directors.

B)
Recommend to the board of directors the size of the board and the membership of all board committees

        From time to time, the Committee will report to the board on the size of the board and profile of board members in terms of experience, expertise, age, geographical representation and such other areas as the Committee deems relevant to the current and future needs of the Corporation. The Committee will recommend to the board the directors for appointment to the board committees.

C)
Organize, review and recommend continuing education programs and policies relating to directors

        As required, the Committee will:

  (i)
  with the assistance of management, organize and provide an appropriate orientation and education program for new board members, provide continuing education materials to continuing board members and organize and recommend educational presentations to be made to the board where appropriate; and

  (ii)
  review from time to time any policies with respect to term limits for length of service by, and mandatory retirement age of, directors.

D)
Determine the compensation of the directors

        The Committee will review the adequacy and form of compensation of directors and ensure that such compensation realistically reflects the responsibilities and risks involved.

        The Committee will evaluate the performance of the Chairman of the Board. Where the Chairman of the Board is also CEO of the Corporation, the Committee will evaluate the performance of the Chairman of the Board, in conjunction with the Chairman of the Management Development, Nominating & Compensation Committee and with input from the rest of the board.

        In fulfilling this responsibility, the Committee will:

  (i)
  establish formal performance objectives;

  (ii)
  monitor the performance of the Chairman of the Board; and

  (iii)
  provide formal and informal feedback on performance.

E)
Develop and implement succession planning strategies for the Chairman of the Board

F)
Assess responsibilities of management

        The Committee will assess the relationship between the board and senior officers and recommend, as necessary, limits on the authority of management where board input is required.

        The timetable below generally outlines the Committee's anticipated schedule of activities during the year.

Committee Timetable
Agenda Items	J	F	M	A	M	J	J	A	S	O	N	D

A. CORPORATE GOVERNANCE

(i) Review Chairman's performance			X

(ii) Where the Chairman of the Board is also CEO of the Corporation, provide input to the Chairman of the Management, Development & Nominating Committee on the evaluation and performance of the Chairman of the Board			X

(iii) Review directors' compensation												X

(iv) Approve directors' compensation			X		X				X

(v) Determine process for board evaluation												X

(vi) Assess the effectiveness of the board of directors			X

(vii) Review the mandates for each of the Committees and the Board			X

(viii) Recommend to the board the directors for appointment to the board committees					X

APPENDIX F

DISCLOSURE ON CORPORATE GOVERNANCE

TSX Guidelines		Status of Adherence	Comments

1.	The board should explicitly assume responsibility for stewardship of the corporation, and specifically for:
1.a	Adoption of a strategic planning process	Yes
Time is set aside at each board meeting to discuss strategic planning matters. In addition, at least one board meeting each year is specifically devoted to review and discuss strategic planning issues and to review and approve our 5-year strategic plan.
	Proposed TSX Guideline: Adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business	Yes
1.b	Identification of principal risks and implementing risk management systems	Yes
The board and the Audit Committee have implemented policies to identify and manage our principal risks and to monitor them through systems and procedures that include progress and financial reports from management.
1.c	Succession planning and monitoring senior management	Yes
The Management Development, Nominating & Compensation Committee reviews, and regularly reports to the board on, organizational structure, remuneration of senior management and succession planning, including recruitment, training and monitoring processes. We also have a formal system to monitor the performance of our senior management and all other employees.

1.d	Communications policy	Yes
Management has put structures in place to ensure effective communication between us and our shareholders and the public. Our Corporate Relations Department and our corporate spokespeople serve our shareholders and the public by responding to any inquiry that is made. We have developed a Disclosure Policy to ensure that we provide timely, orderly, consistent and credible information. The Corporate Relations Department and our Disclosure Committee ensures that all necessary material information is disclosed to the public in a timely manner. Formal internal processes have been established to gather the necessary material information and disclosure is made after the Disclosure Committee has provided its approval. Furthermore, our Corporate Relations Department provides a report to the board twice a year, which outlines our investor relations' activities and shareholder feedback.
1.e	Integrity of internal control and management information systems	Yes
The board, through the Audit Committee, reviews compliance with accounting principles and appropriate internal controls for financial reporting. We also created an internal auditor function to ensure our Chief Executive Officer and Chief Financial Officer can certify as to the effectiveness of disclosure controls. In addition, we are developing procedures to allow management to annually conduct an assessment of our internal controls and procedures for financial reporting. Our internal auditor also conducts an annual review of disclosure controls and related internal controls across all our entities. This review assesses the adequacy of our controls and provides the basis for the certification letter with respect to financial reports that have been reviewed. The Audit Committee meets with our external auditors on a quarterly basis, at a minimum.

2.	Majority of directors should be "unrelated" (independent of management and free from conflicting interest)	Yes
Of our current board of directors, the majority of directors are unrelated. If the proposed board nominees are elected we will continue to comply with this guideline as the board will consist of 12 directors, 7 of whom will be unrelated (Mr. Charles Baillie, Mr. Ian Bourne, Mr. Ed Kilroy, Ms. Denise Morrison, Mr. John Sheridan, Mr. Mark Suwyn and Mr. Douglas Whitehead).
3.	Disclose for each director whether he or she is related, and how that conclusion was reached	Yes
Of the nominees for election as directors and the DaimlerChrysler and Ford appointees, the following directors are related:
1.    Mr. Dennis Campbell — Related — President & Chief Executive Officer
2.    Mr. David Prystash — Related — Ford appointee
3.    Dr. Gerhard Schmidt — Related — Ford appointee
4.    Dr.-Ing. Hans-Joachim Schöpf — Related — DaimlerChrysler Appointee
5. Dr. Thomas Weber — Related — DaimlerChrysler appointee

As for the remainder of the nominees, Mr. Baillie, Mr. Bourne, Mr. Kilroy, Ms. Morrison, Mr. Sheridan, Mr. Suwyn, and Mr. Whitehead, none of them or their associates have worked for us, are parties to material contracts with us or received remuneration from us other than directors' fees. Consequently, all such nominees are considered to be unrelated to us.
4.a	Appoint a committee responsible for appointment/ assessment of directors	Yes
The Corporate Governance Committee is responsible for assessing the performance of our board, individual directors, board committees, and the Chairman of the Board. The Management Development, Nominating & Compensation Committee is responsible for recommending board nominees for appointment, election or re-election to the board.

4.b	Composed exclusively of non-management directors, the majority of whom are unrelated	Yes
The Management Development, Nominating & Compensation Committee is responsible for recommending board nominees for appointment, election or re-election to the board and is composed entirely of outside directors, all of whom are unrelated.
	Proposed TSX Guideline: Composed exclusively of outside directors, the majority of whom are unrelated	Yes
5.	Implement a process for assessing the effectiveness of the board, its committees and individual directors	Yes
The Corporate Governance Committee is responsible for developing effective and accountable governance practices. The committee has established procedures for assessing board effectiveness, including an annual performance evaluation of the board using an independent corporate governance consultant and director self-evaluation questionnaires. The committee also assesses each committee and individual director on an annual basis.
6.	Provide orientation and education programs for new directors	Yes
New board members receive orientation on our business, technology and industry and on the responsibilities of directors. Board meetings are held at our various facilities and are combined with tours and presentations by our management and employees to give the directors additional insight into our business. We have recently increased our focus on director education. We have formalized our ongoing director education program, with educational topics being presented at most regularly scheduled board meeting. Topics that we plan to present throughout the year include matters relating to corporate governance, fuel cell technology and industry competition. We are also considering educational initiatives directed specifically at particular committee functions.

7.	Consider the size of the board, with a view to improving effectiveness	Yes
A board must have enough directors to carry out its duties efficiently, while presenting a diversity of views and experience. The mandate of the Management Development, Nominating & Compensation Committee includes nominating qualified candidates as directors who provide a good balance in terms of their backgrounds and experience in different industries. The committee is responsible for recommending board nominees for appointment, election or re-election to the board.
	Proposed TSX Guideline: Consider the size of the board and undertake a program to establish board size which facilitates effective decision making	Yes
8.	Review compensation of directors in light of risks and responsibilities	Yes
The Corporate Governance Committee reviews and recommends to the board the remuneration of directors. The committee considers time commitment, contribution, and responsibilities in determining remuneration. The committee seeks advice as necessary from external, independent consultants, with respect to North American competitive pay practices for directors.
9.a	Committees should generally be composed of non-management directors	Yes	All of our board committees are composed entirely of non-management, outside directors.
	Proposed TSX Guideline: Committees should generally be composed of outside directors	Yes
9.b	Majority of committee members should be unrelated	Yes
The Audit Committee has three members, all of whom are unrelated. The Management Development, Nominating & Compensation Committee has three members, all of whom are unrelated. The Corporate Governance Committee has five members, the majority of whom are unrelated.

10.	Appoint a committee responsible for approach to corporate governance issues	Yes	The Corporate Governance Committee is responsible for developing and monitoring our approach to corporate governance issues. See items 4 and 5 above.
11.a	Define limits to management's responsibilities by developing mandates for:
	(i) the board	Yes
The board is subject to a formal board mandate that sets out the general responsibilities of the board (see Appendix A). Any responsibility that is not delegated to senior management or a board committee remains with the entire board.
	(ii) the Chief Executive Officer	Yes
The Chief Executive Officer's written objectives, which are reviewed by the Management Development, Nominating & Compensation Committee, constitute a mandate on a year-to-year basis. These objectives include the general mandate to maximize shareholder value.
11.b	Board should approve the Chief Executive Officer's corporate objectives.	Yes
The Chief Executive Officer's objectives are directly based on corporate goals, which are annually approved by the board. The Chief Executive Officer is assessed against his objectives by the board and by an independent performance consulting firm engaged by the Management Development, Nominating & Compensation Committee.
	Proposed TSX Guideline: Board should approve the Chief Executive Officer's corporate objectives and assess the CEO against these objectives	Yes

12.	Establish structures and procedures to enable the board to function independently of management	Yes
As the current Chairman of the Board is a related director, the Chairman of the Corporate Governance Committee also acted as Lead Director of the board. The Lead Director is responsible for ensuring the appropriate organization, content and flow of information to the board, ensuring that all concerns of the directors are addressed and ensuring that the board acts independently of management. We expect that following the meeting, the board will appoint a Chairman of the Board who is independent and unrelated. Consequently, we will no longer have a Lead Director and the Chairman of the Board will perform the functions of the Lead Director.
13.a	Establish an audit committee with a specifically defined mandate	Yes
The Audit Committee is mandated to monitor the audit and the preparation of financial statements, to review and recommend to the board of directors all financial disclosure contained in public documents, and to meet with the external auditors independently of management. The Audit Committee appoints external auditors, monitors their qualifications and independence and determines the appropriate level of remuneration. The external auditors report directly to the Audit Committee. The Audit Committee is also mandated to review systems of corporate controls and to approve related party transactions. In addition, the mandate requires the Audit Committee to approve our quarterly financial statements and related financial disclosure and all audit and non-audit-related services to be provided by the external auditors.
13.b	All members should be non-management directors	Yes	Our Audit Committee is composed entirely of non-management directors.

	Proposed TSX Guideline: All members should be unrelated, financially literate directors and at least one member should have accounting or related financial expertise	Yes	Our Audit Committee is comprised of directors who are unrelated and are all are financially literate. At least one of the members has direct accounting and financial expertise.
14.	Implement a system to enable individual directors to engage outside advisers, at the corporation's expense	Yes	Individual directors can engage, and have engaged, outside advisers with the prior authorization of the board.

BALLARD POWER SYSTEMS INC.
4343 North Fraser Way
Burnaby, B.C., Canada
V5J 5J9

PROXY

This proxy is solicited by management of BALLARD POWER SYSTEMS INC. ("Ballard") for its annual meeting (the "Annual Meeting") to be held at the Hilton Vancouver Metrotown, 6083 McKay Avenue, Burnaby, B.C. on June 21, 2004.

The undersigned hereby appoints Firoz A. Rasul, Chairman of the Board of Ballard, or failing him, Dennis Campbell, President and Chief Executive Officer of
 Ballard, or instead of either of the foregoing, (insert name) ________________________ , as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Annual Meeting and at any adjournments thereof, and directs the nominee to vote or withhold from voting the shares of the undersigned in the manner indicated below:

1.
Election of Directors

The nominees proposed by management of Ballard for election by the holders of common shares, as more fully described in the Management Proxy Circular that accompanied the Notice of Annual Meeting, are:

A. Charles Baillie Dennis Campbell Denise Morrison Mark Suwyn	Ian Bourne Ed Kilroy John Sheridan Douglas W.G. Whitehead

FOR ☐ the election of all nominees listed above (except those whose names the undersigned has deleted); WITHHOLD ☐ from voting.

The above directors are in addition to the four nominees to be appointed by DaimlerChrysler AG and Ford Motor Company.

2.
Auditors

FOR ☐ WITHHOLD ☐ from voting on the appointment of KPMG LLP, Chartered Accountants, as auditors of Ballard at a remuneration to be fixed by the audit committee of the board of directors.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED:	, 2004.

(If this form of proxy is not dated in the space provided, it is deemed to bear the date May 6, 2004.)
Signature of Shareholder
(Please print name here)

Your appointment of a proxyholder will not be valid unless a form of proxy making the appointment, signed by you or by your attorney who is authorized in writing, is deposited with Computershare Trust Company of Canada, Proxy Department, by mail or by hand at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays and statutory holidays) before the Annual Meeting or the adjournment thereof at which the proxy is to be used. You may appoint as proxyholder or alternate proxyholders, to attend and act on your behalf at the Annual Meeting, a person or persons other than any of the persons designated in this form of proxy, and may do so either by inserting the name or names of such other person or persons in the blank space provided or by completing another suitable form of proxy.

If any of your shares are held jointly, any one of the joint holders of the shares may execute a form of proxy in respect of the shares, but if you or another joint holder of the shares is present at the Annual Meeting or represented by a proxyholder, the joint shareholder whose name appears first in the register of shareholders in respect of the shares, or that shareholder's proxyholder, will alone be entitled to vote the shares.

The shares represented by this proxy will be voted or withheld from voting on any ballot that may be called for and, if you specify a choice with respect to a matter to be acted on, the shares will be voted accordingly. This proxy confers discretionary authority with respect to any matter identified in the accompanying Notice of Annual Meeting for which you do not give instructions on voting and with respect to other matters that may properly come before the Annual Meeting.

This form of proxy is delivered to those persons who may be either registered or unregistered shareholders of Ballard. Please follow the instructions contained in the Management Proxy Circular should you wish to vote your shares in person by proxy.

2004
SUPPLEMENTAL MAILING LIST FORM

If you wish to be on Ballard's Supplemental Mailing List for Quarterly Reports in 2004, please complete and return this card by mail or facsimile to 604 412 3100.

Professional Description

☐	Analyst
☐	Corporate Finance
☐	Financial Advisor
☐	Individual Investor
☐	Library
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☐	Portfolio Manager
☐	Other (please specify)

Important: If this card is not returned your name will be removed from Ballard's Supplemental Mailing List.

NAME
COMPANY
TITLE
ADDRESS
CITY
STATE/PROVINCE
ZIP/POSTAL CODE
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TELEPHONE
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Ballard Power Systems Inc.
4343 North Fraser Way
Burnaby, British Columbia
Canada V5J 5J9

QuickLinks

MANAGEMENT PROXY CIRCULAR as at May 6, 2004
GENERAL PROXY INFORMATION
ELECTION OF DIRECTORS
APPOINTMENT OF AUDITORS
GENERAL INFORMATION
Cumulative Value of a $100 Investment
ADDITIONAL INFORMATION
APPENDIX A BOARD OF DIRECTORS MANDATE
APPENDIX B INDIVIDUAL DIRECTORS TERMS OF REFERENCE
APPENDIX C AUDIT COMMITTEE MANDATE
APPENDIX D MANAGEMENT DEVELOPMENT, NOMINATING & COMPENSATION COMMITTEE MANDATE
APPENDIX E CORPORATE GOVERNANCE COMMITTEE MANDATE
APPENDIX F
2004 SUPPLEMENTAL MAILING LIST FORM